UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

Amendment No. 4

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

REIA Investments, LLC

(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

5535 Fredericksburg Rd., Suite 110
San Antonio, TX 78229
(210) 979-0700
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

All correspondence:
Jillian Sidoti, Esq.
LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive – Suite A
Murrieta, CA 92563
(323) 799-1342
EMAIL: jillian@jilliansidoti.com

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6500	**46-1508559**
(Primary standard Industrial Classification Code Number)	**(I.R.S. Employer Identification Number)**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

ITEM 1. Significant Parties
REIA Investments Management, LLC, Manager
Thomas "Tom" Hennigan, an individual

(a) REIA Investments Management, LLC, is the Managing Member of the Company. The business address shall be 5535 Fredericksburg Rd., Suite 110, San Antonio, TX 78229. Thomas Hennigan, who is the sole Member of the Managing Member shall be the only decision maker of the company.

(b) the issuer's Managing Member; Not Applicable

(c) The Managing Member, REIA Investments Management, LLC, currently holds 100% of the Company's common interest or units in consideration of services to be rendered. The beneficial owner of the common units is Thomas Hennigan.

(d) The Managing Member, REIA Investments Management, currently holds 100% of the Company's common interest or units in consideration of services to be rendered. The beneficial owner of the common units is Thomas Hennigan.

(e) promoters of the issuer; Thomas Hennigan

(f) Not applicable

(g) affiliates of the issuer;

None.

(h) counsel to the issuer with respect to the proposed offering;

This Offer was written by Jillian Ivey Sidoti, counsel for the issuer. The Law Office of Jillian Ivey Sidoti is located at 38730 Sky Canyon Drive – Suite A, Murrieta, CA 92563. Counsel for REIA Investments, LLC. Jillian Ivey Sidoti has not acted on behalf of the prospective investors or conducted a review or investigation on their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this offering.

(i) each underwriter with respect to the proposed offering;

Offering. This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-qualified amendment to the offering statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the offering. Additionally, the FINRA's corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

(j) the underwriter's directors; Not applicable

(k) the underwriter's officers; Not applicable

(l) the underwriter's Managing Members; Not applicable

(m) counsel to the underwriter. Not applicable

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262

(b) Not Applicable.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) These securities will not be offered by underwriters, dealers or salespersons.

(b) These securities shall be offered in the states of Texas, Louisiana, Florida, Tennessee, Pennsylvania, Missouri, Illinois, and Arizona. The securities may be offered in other states as demand warrants. The Directors of the Company shall file this Form 1-A as well as any other required forms in accordance with state laws as well as all required advertising materials.

The manager plans on advertising the sale of these securities using email, social media, the internet, billboards, newspaper articles, postcards, flyers, direct mail campaigns, radio and television advertisements. We will only use advertising that is in complete compliance with Regulation A and any other applicable laws. Advertising will not commence unless it is a) in compliance with Rule 254 or b) this Offering has been qualified by the S.E.C and the appropriate state securities commission.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Other than an issue of units to our sole Member and Manager, Thomas Hennigan, there have been no sales of unregistered securities. Such units were issued in exchange for services including company management and services related to this Offering. Thomas Hennigan was issued 100 common units in exchange for $50,000. Such securities were issued under an exemption under Section 4(2).

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

There are no arrangements to any selling security holder in the offering covered by this Form 1-A.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

There are no contingent financial relationships with any experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

The issuer has not provided prospective purchasers any written documents or broadcasts to determine whether there is any interest in this securities offering. In the event that they do issue such documents, the issuer will provide such documents or broadcasts to the Commission in accordance with Rule 254. The issuer did not solicit or accept any money or other consideration from any prospective investor. The issuer will not make any sales until this offering statement has been qualified

PART II— OFFERING CIRCULAR

REIA Investments, LLC

Type of securities offered: Three Classes of Preferred Units in a limited liability company

Subscribers investing a minimum of $10,000 may purchase Class C Preferred Units which shall bear a preferred return of 5%
Subscribers investing a minimum of $25,000 may purchase Class B Preferred Units which shall bear a preferred return of 6%
Subscribers investing a minimum of $50,000 may purchase Class A Preferred Units which shall bear a preferred return of 7%

Maximum number of securities offered: 5,000,000
Minimum number of securities offered: 1,000,000
Price per security: $1
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $1,000,000

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? N/A
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [X] Yes [] No
Is there an escrow of proceeds until minimum is obtained? [X] Yes [] No
Is this offering limited to members of a special group, such as employees of the Company or individuals? [X] Yes [] No
Is transfer of the securities restricted? [X] Yes [ ] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

None.

TABLE OF CONTENTS

Contents

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 114 pages.

THE COMPANY

Exact corporate name: REIA Investments, LLC
State and date of incorporation: Nevada, November 2012
Street address of principal office:
5535 Fredericksburg Rd., Suite 110, San Antonio, TX 78229
Company Telephone Number: (210) 979-0700
Fiscal year: December 31

Person(s) to contact at Company with respect to offering:
Jillian Sidoti
Law Office of Jillian Sidoti
38730 Sky Canyon Drive – Ste A
Murrieta, CA 92563
jillian@jilliansidoti.com

Telephone Number (if different from above): 323-799-1342

RISK FACTORS

Our Units involve a high degree of risk. You should carefully consider the risks described below before making a decision to invest in the Units. If any of the following risks actually occurs, you might lose all or part of your investment in the Units. In addition to the other information in this offering, you should carefully consider the risks described below and all the information contained in this offering before deciding whether to purchase any of the Units.

Risks Related to the Units and the Offering

We are a development stage company organized in November 2012 and have recently commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or generate any significant amount of revenues, thus potential investors have a high probability of losing their investment.

We were incorporated in November 2102. As a result of our start-up operations we have; (i) generated no revenues, (ii) accumulated deficits of $15,147 from inception due to organizational and start-up activities, business plan development, and professional fees since we incorporated. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our loan products, the level of our competition and our ability to attract and maintain key management and employees.

We have substantial doubt about our ability to continue as a going concern. Additionally, our auditor's report reflects the fact that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of Units and, ultimately the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment.

Our previous auditor's report reflects that the ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of Units and, ultimately, the achievement of significant operating revenues. If we are unable to continue as a going concern, you will lose your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Our auditor's report has been removed as our auditor that provided our audit has since lost his ability to audit financial statements as a PCOAB auditor.

The Units are not insured against loss by the FDIC or any governmental agency, so you could lose your entire investment.

The Units are not bank deposits and neither the Federal Deposit Insurance Corporation nor any other governmental or private agency insures the Units. Our ability to redeem the Units and pay any distributions on the Units depends solely upon our earnings, our working capital and other sources of liquidity available to us. If these payment sources are inadequate, you could lose your entire investment.

Our Units offered herein are offered with a Preferred Return. However, the Units and the Preferred Return are only preferential over the investment made by the Manager, which is minimal.

The Units herein offered carry certain Preferred Returns as described herein. However, those returns are only preferred over the interest held by the Manager, which is minimal. All Units offered are paripassu to each other and carry similar rights. The Manager has only invested, and only intends to invest, $50,000. The Company intends to raise up to $5,000,000 which is significantly greater than that invested by the Manager and therefore, the preferred returns only receive preference as it relates to the Manager's investment.

The Units lack liquidity and marketability and you may not transfer a Unit without our consent. Accordingly, you may not be able to freely sell or transfer your Units or easily use them as collateral for a loan.

There is no public market for the Units and management does not anticipate that any market will develop in the foreseeable future. As a result, you may not be able to freely sell or transfer your Units or easily use them as collateral for a loan. Your ability to sell a Unit depends in part on the presence in the marketplace of a willing buyer. Moreover, Units may not be transferred without our prior written consent and without complying with federal and state securities laws. Due to these factors, there can be no assurance that you will be able to sell your Units, even if we permit a transfer, at prices or times desirable to you. We have developed a limited Withdrawal Policy which has been discussed on page 54.

The Manager has the sole discretion to honor withdrawal requests which makes our Units illiquid.

Although the Company has a Withdrawal Policy in place, withdrawal are at the sole discretion of the Manager. If the Manager, in its discretion, believes that a withdrawal by a Member will disrupt the Company or other Members, the Manager may elect to not honor a withdrawal request. If the Manager is not able to honor the withdrawal request, the requesting Member may need to wait until the Company is dissolved and all the Members' Units are redeemed.

We do not set aside funds in a sinking fund to pay distributions or redeem the Units, so you must rely on our revenues from operations and other sources of funding for distributions and withdrawal requests. These sources may not be sufficient to meet these obligations.

We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to pay distributions on or redeem the Units at the end of the applicable non-withdrawal period. Accordingly, you will have to rely on our cash from operations and other sources of liquidity, such as borrowed funds and proceeds from future offerings of securities, for distributions payments and payments upon withdrawal. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, statutory and other factors that are beyond our control. Moreover, we cannot assure you that we will have access to additional sources of liquidity if our cash from operations are not sufficient to fund required distributions to you. Our need for such additional sources may come at undesirable times, such as during poor market or credit conditions when the costs of funds are high and/or other terms are not as favorable as they would be during good market or credit conditions. The cost of financing will directly impact our results of operations, and financing on less than favorable terms may hinder our ability to make a profit. Your right to receive distributions on your Units is junior to the right of our general creditors to receive payments from us. If we do not have sufficient funds to meet our anticipated future operating expenditures and debt repayment obligations as they become due, then you could lose all or part of your investment. We currently do not have any revenues.

Our management team will have broad discretion over the allocation of the proceeds from the offering, and you could lose your entire investment if management invests our funds in unsuccessful initiatives.

Our management team will have broad discretion in determining how the proceeds from this offering will be used, and you will be relying on the judgment of our management team regarding the application of these proceeds. Management's allocation of the net proceeds will affect how our business grows. It is possible that our management team may not apply the net proceeds of this offering in ways that result in the successful growth of the Company, yield a significant return on any investment of the net proceeds, and/or increase the value of your investment. See the section of this offering entitled "USE OF PROCEEDS".

We will rely on outside entities to assist with our business plan with which we have no formal or written agreement.

We will rely on National REIA to assist with our marketing. We will look to National REIA as a source not only for investors, but also for brokers to provide BPO's on our potential acquisitions, but also for purchasers of our properties. We currently do not have a written agreement with National REIA and they have no obligation to assist us. We intend on using parts of our proceeds for marketing and therefore, we will sponsor National REIA. At National REIA events, we intend on setting up a booth to advertise our services, properties, and securities. In no way will National REIA be compensated for the sale of our securities, but instead, will receive fees from our sponsorship. We will be reliant on their continued cooperation and allowing us to be a sponsor of their events.

We have the right to make a mandatory call of the Units, so you may earn less return on your investment than originally expected.

We may redeem your Units from you at any time without penalty. If we choose to redeem your Units, we will be required only to return your original investment amount plus any unpaid distributions that have accrued on your Units. After redemption, you may not be able to re-invest your funds with us or elsewhere at comparable rates and, therefore, may earn less than you expected to earn at the time of your investment.

We may incur future debt that could reduce our profits and impair our ability to pay distributions or redeem the Units.

To fund future operations, we may need to incur substantial debt in the future. The terms of the Units as set forth in our Limited Company Agreement do not prohibit us from doing so. Your right to receive distributions on the Units, including distribution payments and payments upon redemption, is junior to the right of our general creditors to receive payment from us on our indebtedness. The risks described below will be magnified if and as we incur new debt. Our indebtedness could have important consequences to Members. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to obtain additional financing;
- require the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;
- increase our vulnerability to interest rate increases if future debt must be incurred at interest rates that are higher than current rates;
- limit our flexibility to plan for, or react to, changes in our business and the industry;
- place us at a competitive disadvantage relative to competitors with less debt;
- limit our ability to pay a return on your Units; and/or
- make it difficult or impossible for us to redeem Member Units at the end of their non-withdrawal period (one year after their Subscription Agreement has been accepted by the Company) if they elect not to continue their investment.

A change in market interest rates may reduce our profits and impair our ability to pay distributions or redeem the Units.

Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future decline in interest rates may lower our profitability. Any future rise in interest rates may:

- reduce customer demand for our loans;
- change loan prepayment rates;
- increase our cost of funds;

- increase the possibility of withdrawal requests; and/or
- limit our access to borrowings in the capital markets.

Risks Related to Our Business

The Company has a limited operating history on which to base an evaluation of an investment in the Units. Our future growth and profits may not equal or exceed our growth or profits in prior periods.

The Company is newly formed and has not yet commenced operations and therefore, our prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development. Because the Company has a relatively short operating history, you should not assume that our future results, whether in the near term or over an extended period of time, will be consistent with our historical results. In evaluating an investment, you should consider the performance of others our market. Moreover, investors should consider the fact that we have not made any made any purchases of notes nor have disposed of any to date. We cannot predict with any certainty whether our operation will be successful and/or how its implementation will impact our future financial condition or operating performance.

Our inability to identify suitable acquisitions, and even the acquisitions themselves, may harm our financial results.

We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria, or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions would impair the pursuit of our business plan. Shareholders ultimately may not like the location, lease terms or other relevant economic and financial data of any real properties, other assets or other companies that we may acquire in the future. Moreover, our acquisition strategy could involve significant risks that could inhibit our growth and negatively impact our operating results, including the following: increases in asking prices by acquisition candidates to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria; diversion of management's attention to expansion efforts; unanticipated costs and contingent or undisclosed liabilities associated with acquisitions; failure of acquired businesses to achieve expected results; and difficulties entering markets in which we have no or limited experience.

The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results.

The consideration that we pay will be based upon numerous factors, and the target acquisition may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for a target acquisition or its appraised value will be a fair price, that we will be able to generate an acceptable return on such target acquisition, or that the location, lease terms or other relevant economic and financial data of any properties that we acquire will meet acceptable risk profiles. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition. As a result, our investments in our target acquisition may fail to perform in accordance with our expectations, which may substantially harm our operating results and financial condition.

The failure of our properties to generate positive cash flow or to appreciate in value would most likely preclude our shareholders from realizing a return on their share ownership.

There is no assurance that our real estate investments will appreciate in value or will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Moreover, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure any person that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lockout provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These lockout provisions would restrict our ability to sell a property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and operating results.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. We may be unable to realize our investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to the Manager's discretion.

We will not obtain an appraisal on properties prior to purchase.

We intend on purchasing properties in bulk transactions. In other words, purchasing multiple properties in one sale. Because appraisals, we believe, are cost prohibitive, we will not be obtaining appraisals on the properties we purchase. Instead, we will elect to conduct a Broker Price Opinion ("BPO"), where, based on a local broker's opinion, we will determine the value of a property. The broker will compare the property to other properties in the area that are listed and sold, and will visit the property. However, unlike an appraisal, the broker may not fully inspect the property and may not even enter the property, but only view the property from the outside. Therefore, their opinion provided to us may not be as accurate as an appraisal. If a BPO is inaccurate, we may not realize the same profits, or any profits, had we conducted an appraisal.

Intense competition for the acquisition of real estate properties could preclude us from completing otherwise attractive acquisitions or could cause us to pay higher prices that harm our financial results.

We compete with many other entities engaged in real estate investment activities for acquisitions of desirable properties. These competitors may drive up the price we must pay for real estate properties, other assets or other companies that we seek to acquire or may succeed in acquiring those companies or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more, or may have a more compatible operating philosophy. In particular, real estate investment trusts ("REITs") may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This will result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties, our profitability will be reduced, and shareholders may experience a lower return on their investment. Moreover, prices could become so lofty that we are unable to pay them (or we decide not to run the risks associated with these prices) such that we are effectively precluded from pursuing our business plan in a meaningful manner.

Rising operating expenses and decreases in rents at our properties could reduce our cash flow and funds available for future distributions.

Our properties will likely be subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds for that property's operating expenses. If our competitors offer space at rental rates below market rates, or below the rental rates we charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we charge in order to retain tenants when our tenants' leases expire. Our properties could also be subject to increases in real estate and other tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. Such rise in operating expenses and loss of rents could reduce our cash flows and funds available for future distributions.

Uninsured losses could harm our operating results.

We expect we will purchase comprehensive insurance, including liability and extended coverage, with respect to our properties with limits customary for such properties. However, certain types of losses may be either uninsurable or not economically insurable. Such excluded risks generally include war, earthquakes, floods and punitive damages. Should a loss occur (whether insured or uninsured), we might suffer a loss of invested capital and any profits that might be anticipated from our real estate investment and might also be unable to meet our obligations. For example, even if insured, we would have to pay insurance deductibles, and the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. Moreover, in the event of an underinsured loss with respect to a property relating to a title defect, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property.

Environmental regulation and issues, certain of which we may have no control over, may adversely impact our business.

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and

mortgage lending with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Failure by us to uncover and adequately protect against environmental issues in connection with a target acquisition may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. We may be held liable for such costs as a subsequent owner of such property. Liability can be imposed even if the original actions were legal and we had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, we may also be held responsible for the entire payment of the liability if we are subject to joint and several liability and the other responsible parties are unable to pay. We may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Our future properties could contain asbestos that could lead to liability for adverse health effects and costs of remediating asbestos.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials (or "ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against us for personal injury associated with ACMs. We may be required to make substantial capital expenditures if properties we acquire contain ACMs, and these expenditures could materially adversely affect us and our operating results and financial condition.

Our underwriting standards and procedures are more lenient than those used by conventional lenders, which exposes us to a greater risk of loss than conventional lenders face.

We plan to do some limited seller financing with the properties we purchase. Our underwriting standards and procedures are more lenient than conventional lenders in that we may not require our borrowers to meet the credit standards that conventional mortgage lenders impose, which may create additional risks to your investment. We approve mortgage loans more quickly than other mortgage lenders. Due to the nature of loan approvals, there is a risk that the credit inquiry we perform will not reveal all material facts pertaining to the borrower and the collateral securing the loan. Furthermore, when the needs of the borrower dictate, we may spend substantially less than 30 days to evaluate loan opportunities. These factors may increase the risk that our borrowers will default under their loans, which may impair our ability to make timely distributions to you and which may reduce the amount we have available to distribute to you. Furthermore, our assessment of the quality of the mortgage loans we originate may be inaccurate. An incorrect analysis with respect to one or more of our loans could have a materially adverse impact on our profitability and our ability to make the cumulative distributions. Additionally, if our analysis is wrong with respect to a loan and we are forced to proceed against the collateral securing that loan, we may not recover the full amount outstanding under the loan. The foregoing factors could cause you to lose all or part of your investment.

We may provide seller financing on some our properties. Our underwriting standards create a greater risk for Members as we do not require very high FICO score, Debt to Income ratios, and

we are more lenient on loan to value ratios than a typical underwriting at a typical lending institution might be.

We do not have the same underwriting criteria as a typical lending institution. Our underwriting criteria is much more lax. In summary, our underwriting criteria will be as follows:

1.) We have no FICO score requirements
2.) We will loan out on properties up to $500,000
3.) Terms of loans will be six months to eighteen months for properties in need of rehab and then for sale.
4.) We may lend 50% of the value.
5.) We will review the Borrower's borrowing history with us
6.) We intend to charge somewhere between 10 and 18 percent and 0 to 5 points, depending on the property and the borrower.

This underwriting criteria can present a higher default rate which is why we will charge a higher interest rate than that of a typical lender. However, it should be noted that we intend to charge less than other hard money lenders in order to stay competitive with both banks and hard money lenders. Therefore, we are at risk of not having high profit margins or any profits at all if we do not manage our risks appropriately and charge appropriate interest rates.

We intend on purchasing non-perfoming mortgages in bulk. Our borrowers may fail to repay their loans, which may reduce our profits and impair our ability to pay distributions or redeem the Units.

We intend on purchasing properties that have already been foreclosed on in bulk as well as non-performing mortgages. We may need to remanage non-performing mortgages so that they become performing. A risk associated with our business is that non-performing mortgages never perfom or start performing and then stop performing. We currently do not own any notes. We consider numerous factors when deciding whether to foreclose or allow a defaulting borrower to continue working through his or her problems while a loan is in default – primarily, the value of the collateral and the amount of the debt, and the plan of the defaulting borrower to repay the debt. In addition, we consider the costs and burdens that would be occasioned by calling the loan, such as bringing suit and/or foreclosing on collateral. There can be no guarantee that our policy of periodically working with defaulting borrowers rather than pursuing collection will not ultimately result in the need to pursue collection or make it less likely that we will not ultimately realize a loss with respect to these loans. It is impossible to predict whether one of our borrowers will default or what impact any one borrower's default may have on our business.

Changes in the economic conditions in the areas where we own properties could have a material and adverse impact on our financial condition and the value of our real estate.

Any negative changes that arise in the economy and/or real estate market of the areas in which we own properties could have a material and adverse impact on our net income. The national and local real estate economies have significantly weakened during the past two years. As a result, real estate values across the country have decreased, in some cases by substantial amounts, and the general availability of credit, especially credit secured by real estate, has significantly decreased. These conditions have made it more difficult for real estate owners to sell their assets at the times and at the prices they desire. There can be no guarantee that we will be able to sell the distressed property at the times or at the prices we desire. Our cash flows and net income could be materially and adversely impacted if we are forced to hold such real property for

an extended period of time or if we are forced to sell such real property at a loss, which could limit our ability to grow or sustain our business and/or make distributions on your Units. See "Liquidity and Capital Resources" in the section of this offering entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for further information about this risk.

We may provide seller financing on the sale of our properties. Our remedies for collecting on a defaulted loan may be inadequate, which may lead to more losses on our loans and impair our ability to pay distributions or redeem the Units.

We may fail to collect funds from our seller financing activities. Our ability to fully recover amounts due under the seller financing may be adversely affected by, among other things:

- the financial distress or failure of our borrowers;
- adverse changes in the values of the real estate or other property pledged to secure our loans;
- our purchase of fraudulent loans;
- misrepresentations made to us by a broker, bank or other lender from whom we acquire a loan;
- third-party disputes; and/or
- third-party claims with respect to security interests.

These potential future losses may be significant, may vary from current estimates or historical results and could exceed the amount of our reserves for loan losses. We do not maintain insurance covering such losses. In addition, the amount of the provision for loan losses may be either greater or less than actual future write-offs of the loans relating to that provision. Any of these events could have a materially adverse effect on our business.

There are risks associated with real property ownership, and the realization of these risks could have a material and adverse impact on our financial condition and results of operations.

We intend on owning real estate assets, mostly single family residences. We currently do not own any properties. Various factors could cause us to realize less than we anticipated or otherwise impose burdens on us that would reduce our profits. These factors include, without limitation, fluctuations in property values, occupancy rates, variations in rental schedules and operating expenses. In addition, owning and selling foreclosed property may present additional considerations, including:

- It may be necessary for us to finance all or a portion of the purchase price for the buyer of the property. In such cases, we will not receive the sale price immediately but will have to rely on the purchaser's ability to repay the loan, which ability is subject to the same repayment risks that are applicable to any other borrower, as discussed elsewhere in this offering.

- There is a risk that hazardous or toxic substances could be found on properties. If

hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. Any environmental review we undertake before taking title under any foreclosure action on real property may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

We may have difficulty protecting our rights as a noteholder or lender, which may impair our ability to continue making loans and could have a material adverse impact on our financial condition.

The rights of our borrowers and other lenders may limit our realization of the benefits of our loans. For example:

- Judicial foreclosure is subject to the delays of protracted litigation, and our collateral may deteriorate and/or decrease in value during any delay in foreclosing on it;

- A borrower's right of redemption during foreclosure proceedings can deter the sale of our collateral and can require us to manage the property for a period of time;

- The rights of senior or junior secured parties in the same property can create procedural hurdles for us when we foreclose on collateral;

- To the extent we assign as collateral one or more of our loans to other lenders, those other lenders will have a prior claim on any foreclosure proceeds;

- We may not be able to pursue deficiency judgments after we foreclose on collateral;

- Federal bankruptcy law can prevent us from pursuing any actions, regardless of the progress in any of these suits or proceedings; and/or

- At or near the end of foreclosure proceedings, a borrower will sometimes file bankruptcy to further delay the Company's efforts to take ownership of the real estate collateral. Depending on the circumstances, a bankruptcy can take six to twenty-four months or more to resolve. Further, the more equity a borrower has in a property, the greater the chances that the court will grant the borrower additional time for protection from foreclosure action.

  It should be noted that we currently do not hold any assets. We currently do not have any revenue.

We may not be able to profit from our acquired notes expected, which could impair our ability to pay distributions or redeem the Units.

We anticipate that most of our future revenues will be generated from our ability to remanage notes on non-perfoming mortgages that we acquire. Accordingly, we will need to reinvest proceeds from loan payoffs and to invest capital received from the sale of the Units in new notes or properties. We currently have not earned any revenues or profits. If we fail to sustain a profitable level of from remanaging notes on non-performing mortgages, our financial

condition and results of operations could be significantly and adversely affected. Our ability to sustain a profitable level of loan originations will depend upon a variety of factors outside our control, including interest rates, economic conditions in our primary market areas, decline in real estate values, competition; and/or regulatory restrictions. We currently do not have any revenues or assets.

We are subject to regulatory and public policy risks, which could affect the values of the properties that secure our notes.

Decisions of federal, state and local authorities may affect the values of properties that secure our loans. Examples of these decisions include, without limitation, zoning changes, revocation or denial of sanitation, utility and building permits, condemnations, relocations of public roadways, changes in municipal boundaries, changes in land use plans, modifications of parking or access requirements, and changes in permitted uses. Also, shifts in public policy reflected by courts, legislatures or other regulatory authorities may affect provisions of security documents and make realization upon the collateral more time-consuming and expensive. Any of these decisions or changes could cause us to recognize a loss on property securing a note, which could adversely affect our financial condition and results of operations.

Our success is dependent in part on our senior management, and the loss of the services of senior management could disrupt our operations.

We are a limited liability Company under Nevada law, and our Managing Member is REIA Investments Management, LLC. The Managing Member is Thomas Hennigan. Pursuant to our Limited Company Agreement, the Managing Member, and, therefore, Mr. Hennigan, essentially has complete control over our day-to-day operations. Accordingly, our future success and the success of investors will depend, in large part, on the continued services and experience of Mr. Hennigan. We depend on the services of Mr. Hennigan to, among other things, continue our growth strategies and maintain and develop our client relationships. The loss of Mr. Hennigan's services would disrupt our operations and would delay our planned growth while we worked to replace him. Mr. Hennigan has made the Company the beneficiary of a life insurance policy on the life Mr. Hennigan for a value of $250,000. We do not have a succession plan in place.

Our Limited Company Agreement requires us to indemnify the Managing Member and its affiliates for claims related to actions taken on behalf of the Company.

Our Limited Company Agreement provides that the Managing Member and its affiliates, including Mr. Hennigan, are entitled to indemnification by the Company for all damages, claims, liabilities, judgments, fines, penalties, charges, and similar items incurred in connection with defending any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person was acting for or on behalf of the Company unless such liability is finally found by a court of competent jurisdiction to have resulted primarily from the indemnified party's bad faith, gross negligence or intentional misconduct, or material breach of the Limited Company Agreement. Nevada law prohibits indemnification unless it is shown that the person to be indemnified (i) acted in good faith, (ii) reasonably believed its actions to be in or not opposed to the best interests of the Company, (iii) did not actually receive an improper personal benefit in money, property, or services, and (iv) in a criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to these persons, pursuant to the foregoing provisions or otherwise, the SEC is of the opinion that such

indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Our indemnification obligations may require us to use our cash resources to indemnify rather than to pay general operating expenses, distributions on the Units and amounts due upon redemption of Units.

The Managing Member of the Managing Member is not prohibited from engaging in other business ventures, which may create conflicts of interest.

Our Limited Company Agreement permits the Managing Member to directly engage in any other business ventures and activities, even if those ventures and activities compete with the Company. We anticipate that the Managing Member of our Managing Member may invest in Units. The fact that Members may engage in ventures that compete with us could create a conflict of interest between our affiliates and the Company because these persons may choose to directly seize upon business opportunities from which the Company could benefit if those opportunities were instead made available to the Company. Neither we nor any Member has any rights with respect to any such ventures and activities or the income or profits derived therefrom, so this conflict of interest could result in the Company earning less profit than would be the case if our affiliates were required to first present favorable business opportunities to the Company. Additionally, because the Managing Member has sole discretion with respect to the Company's cash resources, including the proceeds from this offering, the Managing Member may choose to invest our funds in companies or other ventures in which the Managing Member and/or our affiliates have a financial interest. Again, neither we nor any Members will have any rights to the income or profits derived by those companies or other ventures using our funds (except to the extent our funds represent an equity or similar investment in those companies or ventures).

Investors will not receive the benefit of the regulations provided to real estate investment trusts or investment companies.

We are not a real estate investment trust and enjoy a broader range of permissible activities. We are also not, and we intend to operate in such manner as not to be, classified as an "investment company" within the meaning of the Investment Company Act of 1940. The management and the investment practices and policies of ours are not supervised or regulated by any Federal or state authority. As a result, investors will be exposed to certain risks that would not be present if we were subjected to a more restrictive regulatory situation.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted

If we are ever deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions including:

* restrictions on the nature of our investments; and
* restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

* registration as an investment company;
* adoption of a specific form of corporate structure; and
  reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Federal Income Tax Risks

The Internal Revenue Service may challenge our characterization of material tax aspects of your investment in the Units.

An investment in Units involves material income tax risks which are discussed in detail in the section of this offering entitled "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" starting on page XX. You are urged to consult with your own tax advisor with respect to the federal, state, local and foreign tax considerations of an investment in our Units. We will not seek any rulings from the Internal Revenue Service regarding any of the tax issues discussed herein. Accordingly, we cannot assure you that the tax conclusions discussed in this offering, if contested, would be sustained by any court. In addition, our legal counsel is unable to form an opinion as to the probable outcome of the contest of certain material tax aspects of the transactions described in this offering, including whether we will be characterized as a "dealer" so that sales of our assets would give rise to ordinary income rather than capital gain and whether we are required to qualify as a tax shelter under the Internal Revenue Code. Our counsel also gives no opinion as to the tax considerations to you of tax issues that have an impact at the individual or partner level.

You may realize taxable income without cash distributions, and you may have to use funds from other sources to fund tax liabilities.

As a Member of the Company, you will be required to report your allocable share of our taxable income on your personal income tax return regardless of whether you have received any cash distributions from us. It is possible that your Units will be allocated taxable income in excess of your cash distributions. We cannot assure you that cash flow will be available for distribution in any year. As a result, you may have to use funds from other sources to pay your tax liability.

You may not be able to benefit from any tax losses that are allocated to your Units.

Units will be allocated their pro rata share of our tax losses. Section 469 of the Internal Revenue Code limits the allowance of deductions for losses attributable to passive activities, which are defined generally as activities in which the taxpayer does not materially participate. Any tax losses allocated to investors will be characterized as passive losses, and, accordingly, the deductibility of such losses will be subject to these limitations. Losses from passive activities are generally deductible only to the extent of a taxpayer's income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or "portfolio income", which includes non-business income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Accordingly, you may receive no benefit from your share of tax losses unless you are concurrently being allocated passive income from other sources.

We may be audited, which could subject you to additional tax, interest and penalties.

Our federal income tax returns may be audited by the Internal Revenue Service. Any audit of us could result in an audit of your tax return. The results of any such audit may require adjustments of items unrelated to your investment in us, in addition to adjustments to various Company items. In the event of any such audit or adjustments, you might incur attorneys' fees, court costs and other expenses in contesting deficiencies asserted by the Internal Revenue

Service. You may also be liable for interest on any underpayment and penalties from the date your tax was originally due. The tax treatment of all Company items will generally be determined at the Company level in a single proceeding rather than in separate proceedings with each partner, and our Managing Member is primarily responsible for contesting federal income tax adjustments proposed by the Internal Revenue Service. In such a contest, our Managing Member may choose to extend the statute of limitations as to all partners and, in certain circumstances, may bind the partners to a settlement with the Internal Revenue Service. Further, our Managing Member may cause us to elect to be treated as an electing large Company. If it does, we could take advantage of simplified flow-through reporting of Company items. Adjustments to Company items would continue to be determined at the Company level however, and any such adjustments would be accounted for in the year they take effect, rather than in the year to which such adjustments relate. Our Managing Member will have the discretion in such circumstances either to pass along any such adjustments to the partners or to bear such adjustments at the Company level.

State and local taxes and a requirement to withhold state taxes may apply, and if so, the amount of net cash from open payable to you would be reduced.

The state in which you reside may impose an income tax upon your share of our taxable income. Further, states in which we will own properties acquired through foreclosure may impose income taxes upon your share of our taxable income allocable to any Company property located in that state. Many states have implemented or are implementing programs to require companies to withhold and pay state income taxes owed by non-resident partners relating to income-producing properties located in their states, and we may be required to withhold state taxes from cash distributions otherwise payable to you. You may also be required to file income tax returns in some states and report your share of income attributable to ownership and operation by the Company of properties in those states. In the event we are required to withhold state taxes from your cash distributions, the amount of the net cash from operations otherwise payable to you would be reduced. In addition, such collection and filing requirements at the state level may result in increases in our administrative expenses that would have the effect of reducing cash available for distribution to you. You are urged to consult with your own tax advisors with respect to the impact of applicable state and local taxes and state tax withholding requirements on an investment in our Units.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our Units. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect your taxation as a Member. Any such changes could have an adverse effect on an investment in our Units or on the market value or the resale potential of our properties. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in Units and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our Units.

BUSINESS AND PROPERTIES

Overview

Although the Company plans to enter into diverse areas of real estate purchases, its primary purpose will be to purchase real estate owned properties (REOs) or notes secured by real

property directly from banks in a bulk or wholesale transactions. In other words, the Company will purchase multiple properties that have been foreclosed on by a financial institution or non-performing mortgage notes in one transaction. Currently, the Company does not have any relationships with any financial institutions to consummate such transactions. The Company instead will look to real estate brokers who already have relationships with such institutions and have such listings.

REOs consist of portfolios of homes that have been foreclosed upon and packaged together to be re-sold by a bank or lending institution. Banks pool homes together as REO packages and make them available as-is for purchase as one unit. REO homes are generally considered distressed properties and are often in depressed markets, in disrepair, or have other problems, such as liens or back-taxes owing on them. We expect to acquire mostly single family residences with our acquisition strategy, but may also end up acquiring condominiums, small multi-family units and small commercial properties.

Non-performing mortgages are similarly packaged, but these are notes that are secured by underlying property instead and have not been foreclosed upon. Therefore, we will have to put extra effort and will incur greater legal expenses to either a.) get the note back to performing status or b.) foreclose on the underlying property.

Plan of Operations

We currently do not have any operations other than a.) obtaining an office space; b.) organization of the company and this Offering; and c.) development of our business plan. Between now and the qualification of this Offering Circular by the Securities Exchange Commission, we plan on developing relationships with brokers who have access to such bulk listings and packages.

Milestones

We believe we will need to reach the following milestones in order to become profitable.

Event	Expected Manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Qualification of the Offering Circular	Approval by the Securities Exchange Commission	July 2013
Advertising of the securities for Sale	Purchasing of advertising space in real estate magazines or by sponsor local REIA groups. Approximate cost of $5,000	July 2013
Development of our Website	Approximate cost of $1,500 – we currently do not have a web developer under contract	July 2013
Raise the minimum subscriptions to be placed in escrow	Cost of the escrow fees.	December 2013
Purchase of our first package	Will depend on inventory and	January 2014

of bulk REO's and notes	availability.	
Sale of first assets from first purchase	Sale of notes and properties that are ready for resale to REIA members	February 2014
Raising of additional funds up to the maximum	Up to $4,000,000 for the purchase of assets	January 2014- July 2014
Purchase of additional assets	Up to $4,000,000	January 2014- July 2016

If we are unable to meet the milestones above within the stated schedule, we could experience the following consequences:

1. Missed opportunities to promote the fund and raise funds.
2. Increased costs related to bookkeeping that will not be supported by revenues or investor funds.
3. Increased costs related to legal fees.
4. Missed opportunities to purchase assets.
5. Changes in the market prior to reaching certain milestones, such as improvements in the economy so that there is not enough inventory for us to purchase could lower our expected returns.
6. Changes in the market prior to reaching certain milestones, such as not raising funds in t a timely manner could cause us not being able to purchase certain assets.
7. Changes in the marketplace could cause us to not be able to sell any assets we acquire at a price that would be profitable.

After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Purchasing REO's in bulk transactions

The Company intends on making such purchases by a.) obtaining information on properties for sale in a package and then b.) performing a Broker Price Opinion (BPO) on the package itself to determine overall value. Based on the value provided by the BPO, the Company will then make an offer for less than the BPO value of the package. The Company intends on making acquisitions at less than the overall value. The Company recognizes that there may be many properties that have little or no value which will bring down the average value of any particular package. The estimated value of a property as determined by a real estate broker or other qualified individual or firm. A broker price opinion is based on the characteristics of the property being considered. Some of the factors that a broker will consider when pricing a property include: the value of similar surrounding properties, sales trends in the neighborhood, an estimate of any of the costs associated with getting the property ready for sale and/or the cost of any needed repairs. It is important to note that a BPO is not the same as an appraisal. Unlike an appraisal, the broker may not fully inspect the property and may not even enter the property, but only view the property from the outside. Therefore, their opinion provided to us may not be as accurate as an appraisal. If a BPO is inaccurate, we may not realize the same profits, or any profits, had we conducted an appraisal. During an appraisal, generally speaking, an appraiser is specially qualified to fully inspect and analyze the value of the property. As stated earlier, our brokers that conduct opinions for us, may never have a chance to fully inspect the quality and value of any particular property.

After purchasing the properties, the Company intends on selling individual properties to purchasers at about for less than the overall value of the individual property but for more than the price the Company purchased the property at. We will target a 25% difference in the purchase price and the sales price, for which there can be no guarantee. The Company has no intention of rehabbing or renting properties, but may do so if the Company finds it difficult to resell any particular property.

The Company intends on selling properties to members of Real Estate Investment Associations (REIAs) from around the country as the Managing Member of our Managing Member has very well developed relationships with local REIAs. Mr. Hennigan founded the National Real Estate Investment Association in October 1985 under the name "National Leadership Congress." The name was later changed to Real Estate Leaders of America (RELA).

Since the Company does not currently have a written agreement with the National REIA or any other REIA's in the country, there is no guarantee that the Company will be able to sell assets to members of REIAs. We intend on using parts of our proceeds for marketing and therefore, we will sponsor National REIA. At National REIA events, we intend on setting up a booth to advertise our services, properties, and securities. In no way will National REIA be compensated for the sale of our securities, but instead, will receive fees from our sponsorship. We will be reliant on their continued cooperation and allowing us to be a sponsor of their events. However, it is the Manager's experience that he will be able to sell assets to real estate investors, whether or not REIA members, at the prices herein suggested.

Non-performing Mortgage Notes

The Company will also seek to purchase non-performing mortgage notes in the same fashion as it plans to purchase properties. However, it is our belief, overall, we will be able to obtain these assets at percentage of the overall package value that is lower than that of a property package as we will need to take extra steps before the note gets back to performing status or we are able to foreclose.

Once the Company acquires the non-performing mortgages from the lender, it is the Company's objective to work with the borrowers and renegotiate the terms of their mortgage to help return the loan to performing status. If they are unable or unwilling to renegotiate a fair payment schedule, the Company intends to offer the borrower an opportunity to sign over the deed without penalty, aka "cash for keys" program. In some cases, foreclosure may be determined to be the correct step to take. The decision to foreclose will depend on many factors including the law in the state in which the Company may need to take a foreclosure action.

Some steps the Company may take in order to bring the mortgage note back to performing status could include:

- Renegotiating the interest rate and providing a lower interest rate;
- Reamortizing the loan over a greater period of time than originally available to the borrower;
- Lowering the payments for some stated period of time; and/or
- Reducing the principal balance.

Since the Company is not a licensed lender, it is the Company's intention to use the services of a third party servicer that is duly licensed and legally able to conduct business in the

state in which a note is in need of servicing. It is expected that the servicer will not be paid from the proceeds of this offering, but rather from the proceeds of note collections.

Mortgages that are successfully renegotiated will be held for one to five years for income. This "seasoning" will increase the resell value. As we acquire the real estate it will be offered for sale: First, to investors of REIA Mortgage, LLC, Second, to members of the local REIA; and finally to the public by listing with a Realtor member of the local REIA.

Geographic Scope

The Company will not limit itself geographically, except that the Company intends to target initially acquisitions located in the San Antonio, Texas area and eventually other parts of Texas. However, as opportunities present themselves, the Company may focus its efforts on secondary and tertiary geographic markets throughout the United States, particularly in areas that have had significant declines in property values and thus possibly offer opportunities for significant appreciation. The Company believes that distressed markets offer opportunities for the Company to acquire under-performing properties that it believes it has the capability of turning around and repositioning, thereby increasing cash flow, profitability and asset value. The Company believes it can successfully identify such a potential target acquisition based upon the depth and the breadth of the industry experience, contacts and industry knowledge of the Company's current management. While since its inception the Company has identified certain acquisitions that it would have like to have completed, the Company's lack of funds has precluded the completion of such acquisitions. The Company believes that the public status that the Company will achieve as a result of the Distribution will ease the Company's ability to raise funds, and make the completion of acquisitions to be identified in the future more likely. However, the Company has no assurances of this. Thomas Hennigan, the Company's current sole executive officer and director, will have responsibility for identifying acquisitions or selecting acquisitions identified by other sources. Mr. Hennigan has extensive experience in the real estate industry through his various real estate enterprises. See "MANAGEMENT" for a discussion of Mr. Hennigan's real estate experience.

While the Company has not yet identified any additional assets or properties to acquire, the Company believes that it will be able to consider numerous additional properties. The Company anticipates that target acquisitions will be brought to its attention from a number of brokers and other real estate professionals with whom the Company's current management has business relationships. Moreover, potential acquisitions may be brought to the Company's attention by sources as a result of being solicited by the Company through calls or mailings. In no event will any of the Company's existing or future officers, directors or shareholders or any entity with which they are affiliated be paid any finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of an acquisition.

The Company does not have any specific property acquisition under consideration, and the Company has not (nor has anyone on its behalf) contacted any prospective target acquisition or had any discussions, formal or otherwise, with respect to such a transaction. Moreover, no one has approached the Company regarding the possible sale of any of its properties to the Company. Additionally, the Company has not, nor has anyone on its behalf, taken any measure, directly or indirectly, to identify or locate any suitable property acquisition, nor has the Company engaged or retained any agent or other representative to identify or locate any such acquisition candidate. As a result, the Company has no assurance that it will be able to complete any further acquisitions. In the future, the Company expects to be identifying and evaluating prospective

property acquisition, performing business due diligence on prospective property acquisitions, traveling to and from the property and asset locations that represent prospective acquisitions, reviewing corporate, title, environmental, and financial documents and material agreements regarding prospective property acquisitions, selecting properties to acquire and striving to structure, negotiate and consummate acquisitions. The Company will have certain burdens and costs with respect to these activities and certain additional risks associated with the subsequent integration of additional assets or properties into the Company's operations.

Acquisition Selection

As stated above, the Company's management will have broad discretion in identifying and selecting prospective target acquisitions, and acquisitions are not likely to be submitted to shareholders for their consideration, and approval or rejection. The Company has not established any other specific attributes or criteria (financial or otherwise) for prospective target acquisitions. In evaluating a prospective target acquisition, the Company's management will consider, among other factors, the following:

* Management's understanding of conditions of the particular market;
* Management's assessment of the attractiveness of the timing of the acquisition;
* Management's assessment of the financial attractiveness of a particular target relative to other available targets, and its potential for upside appreciation and return on investment;
* Capital requirements and management's assessment of the ability to finance a particular target;
* Macro-economic trends;
* Environmental risks;
* Physical condition of the target;
* Management's assessment of the ability to redevelop, improve and manage a particular target; and
* Occupancy in the target vs. market.

The Company's policy will be to acquire assets primarily for possible capital gain. The Company will not limit the amount or percentage of assets that will be invested in any specific property.

These criteria are not intended to be exhaustive, and the Manager may change this without any vote of the Members. Any evaluation relating to the merits of a particular acquisition will be based, to the extent relevant, on the above factors as well as other considerations believed relevant by the Company's management in effecting an acquisition consistent with the Company's business objective. In evaluating a prospective target acquisition, the Company will conduct an extensive due diligence review which will encompass, among other things, physical inspection of the property or assets, a review of all environmental, zoning, permitted use and title issues, and a review of all relevant financial and other information which is made available to the Company. This due diligence review will be conducted either by the Company's management or by unaffiliated third parties the Company may engage, although the Company has no current intention to engage any such third parties.

The time and costs required to select and evaluate a target acquisition and to structure and complete the acquisition cannot presently be ascertained with any degree of certainty. Any costs

incurred with respect to the identification and evaluation of a prospective target acquisition that is not ultimately completed will result in a loss to the Company and reduce the amount of capital available to otherwise complete other acquisitions.

The Company has not yet hired any third party property management firms, but it may do so in the future. Any such arrangement would be made upon commercially reasonable terms. Nevertheless, the Company itself may manage all or some of its future properties.

To the extent the Company acquires financially poor assets or properties, the Company may be affected by numerous risks inherent in the business and operations of such properties or assets. Although the Company's management will endeavor to evaluate the risks inherent in a particular property acquisition, the Company cannot assure anyone that the Company will properly ascertain or assess all significant risk factors.

Seller Financing

We intend on selling the properties, in some circumstances, with seller financing. We will have extremely loose underwriting criteria since we plan on purchasing properties for less than the value and selling them at less than the value but for more than our purchase price, with a target difference of about 25%, for which there is no guarantee. We hope, with even 100% of the financing of the sale price of the property to the borrower/buyer, we will still have as much as 50% and as little as 35% equity in the property, allowing us to have loose underwriting requirements.

Our underwriting criteria will be as follows:

1.) We have no FICO score requirements
2.) We will loan out on properties up to $500,000
3.) Terms of loans will be six months to eighteen months for properties in need of rehab and then for sale.
4.) We may lend 50% of the value but up to 100% financing for the buyer if the sales price is 50% of the BPO value.
5.) We intend to charge somewhere between 10 and 18 percent and 0 to 5 points, depending on the property and the borrower.

Traditional institutions, generally speaking, require FICO scores of 700 or greater; require an full appraisal be conducted on the property; often do not lend to new real estate investors without a history of being in the real estate business; and may not lend on properties that have significant rehabilitation problems such as destroyed plumbing, electrical, or flooring.

Our Strengths and relationships with Real Estate Investment Associations

There are tens of thousands of real estate investors that belong to local real estate investors associations (REIAs) and National REIA. These members have backgrounds in a variety of trades and professions that are beneficial in our industry. Mr. Thomas Hennigan, the Managing Member of our Managing Member, has a business relationship with the National Real Estate Investors Association (National REIA). Mr. Hennigan is on the board of directors of National REIA and was the founder of National REIA in 1985 under the name National Leadership Congress. National REIA has agreed to promote, informally, the products and services that the Company may have to all member associations and the tens of thousands of individual investors. In exchange, REIA Investments, LLC will become a business partner with

National REIA by providing properties and opportunities to its members as well as allowing REIA members at the various associations and on the national level to provide services as needed to the Company on a "first come, most qualified" basis. We currently do not have a written agreement with National REIA. It is our intent to sponsor National REIA and National REIA events such as their mid-year conference and their annual cruise. At National REIA events, we intend on setting up a booth to advertise our services, properties, and securities. In no way will National REIA be compensated for the sale of our securities, but instead, will receive fees from our sponsorship. We will be reliant on their continued cooperation and allowing us to be a sponsor of their events.

The National Real Estate Investors Association is a 501 (c) 6 trade association. We are a federation made up of local associations or investment clubs throughout the United States. They represent local investor associations, property owner associations, apartment associations, and landlord associations on a national scale. They represent the interests of approximately 40,000 members across the U.S. As such, they are the largest broad based organization dedicated to the individual investor.

The National REIA's mission is "to develop, support and promote local real estate investor organizations while serving the interests of the real estate investment industry through networking, education, support, leadership on legislative issues, and promoting professionalism and standards of excellence in [the] industry."

We will utilize the services of qualified REIA members when available for almost all tasks required to identify and evaluate properties prior to purchase of the property or the mortgage. Examples: A Broker Price Opinion or a Property Market Analysis that may be performed prior to purchase will need to be conducted by a real estate broker. We will look to real estate brokers that are REIA members prior to using the services of any other broker. We will also need title searches and will look for the appropriate personnel within the REIA communities. However, we are not obligated to use any such REIA member, although it is our intent to do so.

Upon purchasing the mortgages or the properties we will contract with REIA members that are qualified Realtors to market the REOs and attorneys to restructure or foreclose on the non-performing mortgages. We will also use the services of contractors and property managers as needed for the properties acquired.

As part of our Operating Agreement, Investors of REIA Investments, LLC will be given the opportunity to purchase any property or mortgage for their own investment account prior to offering the asset to any other investor.

Policies with Respect to Certain Activities

The following is a discussion of certain of the Company's investment, financing and other policies. These policies have been determined by the Company's Manager and, in general, may be amended or revised from time to time by the Company's Manager without a vote of the Company's Members.

Issuance of senior securities

The Company does not intend to issue any other securities other than those Common Membership Interests issued to the Manager and those Preferred Membership Interests (Units) herein offered.

Borrowing of money

The Company does not intend on financing or leveraging any properties it acquires as it intends on disposing of such assets quickly. However, the Company may find that some assets are difficult to dispose of and therefore, may decide to leverage such properties. The Company may use a number of different sources to finance the Company's acquisitions and operations, including cash flows from operations, private financings (such as bank credit facilities, which may or may not be secured by the Company's assets), hard money financing, property-level mortgage debt, or other sources that may become available from time to time, which could include asset sales and issuance of debt securities. Any debt that the Company incurs may be recourse or non-recourse and may be secured or unsecured. The Company also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to the Company. The Company may use the proceeds of the Company's borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although the Company is not required to maintain any particular leverage ratio, the Company intends, when appropriate, to employ prudent amounts of leverage, meaning less than 65% of the value of the underlying property based on a Broker Price Opinion, and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. The Company expects to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. The Company's article of incorporation or operating agreement do not limit the amount of debt that the Company may incur. The Company has not adopted a policy limiting the total amount of debt that the Company may incur.

The Company's Manager will consider a number of factors in evaluating the amount of debt that the Company may incur. If the Company adopts a debt policy, its Manager may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of the Company's properties, general conditions in the market for debt and equity securities, fluctuations in the market price of the Company's common stock, growth and acquisition opportunities and other factors. The Company's decision to use leverage in the future to finance its assets will be at the Company's discretion and will not be subject to the approval of the Company's stockholders, and the Company is not restricted by the Company's governing documents or otherwise in the amount of leverage that the Company may use.

Purchase and sale (or turnover) of investments

The Company plans to turnover assets within five years of acquisition depending on the acquisition. For example, if a property is a cash flow positive property that yields better returns as a rental or a seller carryback financing property, as opposed to an outright sale of the property, we many hold the property for up to 5 years. However, some acquisitions may be disposed of in as little as 30 days if it is more advantageous to dispose of the property quickly at a profit. After purchase of the properties in a bulk transaction, the Company intends to immediately market the properties and sell them to rehabbers, developers, those in search of a new home. Although the Company may utilize traditional methods of selling properties such as listing properties on the multiple listing services (MLS) and the use of a real estate broker's services, it is expected that most properties will be sold to members of real estate investment clubs throughout the country as

our sole Manager, Tom Hennigan, has an extensive network throughout such clubs throughout the country.

Offering of securities in exchange for property.

Although the Company has no current plans to do so, the Company may in the future issue Units in connection with acquisitions of property. For issuances of shares in connection with acquisitions, the Company's Manager will determine the timing and size of the issuances. The Company's Manager intends to use its reasonable business judgment to fulfill its fiduciary obligations to the Company's then existing Members in connection with any such issuance. Nonetheless, future issuances of additional Units could cause immediate and substantial dilution to the net tangible book value of Units issued and outstanding immediately before such transaction. Any future decrease in the net tangible book value of such issued and outstanding Units could materially and adversely affect the market value of the shares.

Reports to Members

The Company intends to make annual and quarterly reports to security holders.

Regulations

Environmental Regulations

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the Company specifically, and the real estate industry in general. Failure by the Company to uncover and adequately protect against environmental issues in connection with a target acquisition may subject the Company to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of such property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if the Company is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect the Company.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may

also impose liability for a release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs. There may be ACMs at certain of the properties the Company acquires.

Americans with Disabilities Act

Certain properties the Company acquires may be required to comply with the Americans with Disabilities Act of 1990, or the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. While the tenants to whom the Company leases properties will be obligated by law to comply with the ADA provisions, and under the Company's leases will typically be obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of such tenants to cover costs could be adversely affected and the Company could be required to expend its own funds to comply with the provisions of the ADA, which could adversely affect the Company's results of operations and financial condition and its ability to make distributions to shareholders. In addition, the Company will be required to operate its properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to the Company's properties. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on the Company.

Business Strengths

We believe that the following business strengths differentiate us from competitors and are key to our success:

- Our access to the National REIA and regional REIAs. We believe this access will provide us with an ability an ability to a.) find better deals due to the network b.) find qualified professionals to provide services and c.) provide a healthy supply of end buyers for our properties and other assets. It should be noted, that those who engage in similar operations may also have the same access to REIA members.
- We believe by using the exemption under Regulation A, we will be able to provide an investment opportunity to a broader pool of investors compared to those real estate companies that raise capital under another exemption such as Regulation D and are restricted to the type of investor.
- The Managing Member of our Managing Member is extremely experienced in the real estate industry. Mr. Hennigan has been real estate investing since 1981 investing in residential and commercial properties, notes, and tax liens. He has provided real estate education for thousands of real estate entrepreneur as well as worked as a lender, mortgage professional, and investor. Since 1993, Mr. Hennigan has worked on pro-real estate legislation and has worked against legislation he believed to harmful to the real estate industry and real estate entrepreneurs. (See "Officers and Key Personnel of the Company" on page 33.)

Corporate History

We were organized in the State of Nevada in November 2012, and our principal executive offices are located at 5535 Fredericksburg Rd., Suite 110, San Antonio, TX 78229. REIA Investments' telephone number is (210) 979-0700. REIA Investments' website address is www.reiainvestments.com. The information contained on our website is not incorporated by reference into this offering.

Employees

We are a development stage company and have no employees. Thomas Hennigan, who is the sole Member of our Managing Member, will run our day to day operations. We look to Mr. Hennigan for his entrepreneurial skills and talents. It is Mr. Hennigan who provided us our business plan. For a discussion of Mr. Hennigan's experience, please see "Director, Executive Officers, Promoters and Control Persons." Initially Mr. Hennigan will coordinate all of our business operations. Mr. Hennigan has provided the working capital to cover our initial expense. We plan to use consultants, attorneys, accountants, and technology personnel, as necessary and do not plan to engage any additional full-time employees in the near future. We believe the use of non-salaried personnel allows us to expend our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenues or cash available, we are in a better position to only utilize those services required to generate revenues as opposed to having salaried employees. We may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees: however we do not intend to hire these individuals within the next 12 months. A portion of any employee compensation likely would include the right to acquire our stock, which would dilute the ownership interest of holders of existing shares of our common stock.

Mr. Hennigan is spending the time allocated to our business in handling the general business affairs of our company such as accounting issues, including review of materials presented to our auditors, working with our counsel in preparation of filing our Form 1-A, and developing our business plan and overseeing the technological aspects of our business, including the analysis of various software companies capable of generating the type of software we require.

OFFERING PRICE FACTORS

Our offering price is arbitrary with no relation to value of the company. This offering is a self-underwritten offering, which means that it does not involve the participation of an underwriter to market, distribute or sell the shares offered under this offering.

If the maximum amount of Preferred Membership Interests are sold under this Offering, the purchasers under this Offering will own 100% of the Preferred Membership Interests outstanding.

If the minimum amount of Preferred Membership Interests are sold under this Offering, the purchasers under this Offering will own 100% of the Preferred Membership Interests outstanding.

The Management believes that if the maximum amount of the Preferred Membership Interests the price per Unit value will be $1.00 per Unit for a total of $5,000,000.

The Management believes that if the minimum amount of the Preferred Membership Interests the price per Unit value will be $1.00 per Unit for a total of $1,000,000.

USE OF PROCEEDS

The following table contains information about the estimated use of the gross proceeds of this offering assuming all Units are sold and the maximum proceeds of $5,000,000 are raised. Many of the figures represent our best estimate since we cannot now precisely calculate the figures.

	Minimum Offering		Maximum Offering	
	Dollar Amount	%	Dollar Amount	%
Gross Proceeds	$1,000,000	100%	$5,000,000	100%
Offering Expenses[1]	$30,000	3.0%	$30,000	0.6%
Selling Commissions & Fees[2]	$0	0%	$0	0%
Net Proceeds	$970,000	97.0%	$4,970,000	99.4%
Property Purchases[3]	$460,000	46.0%	$2,435,000	48.7%
Note Purchases[4]	$460,000	46.0%	$2,435,000	48.7%
Working Capital[5]	$50,000	5%	$100,000	2.0%
Total Use of Proceeds	$1,000,000	100.0%	$5,000,000	100.0%

[1] Offering expenses include legal, accounting, printing, advertising and other expenses of this offering.
[2]The Company does not intend on utilizing a broker dealer to sell the Units herein, however, the Company may compensate REIA groups for introductions to investors and may compensate the REIA groups with a finder's fee from the Manager's share. Such finder's fees will be memorialized in an agreement between the Manager and the REIA group. The REIA group will not act as an agent to the Company and will only be compensated for introductions to Subscribers. Finder's fees will not come from the proceeds of this Offering and ONLY will be derived from profits paid to the Manager. The Finder's fee agreement, that has not yet been developed or entered into and one may never develop. If the Manager does enter into a finder's fee agreement with any such group, the agreement will state: 1.) That such finder's fees will not be derived from investor's funds and 2.) that the REIA group is to only make a mere introduction and not to act as an agent for the Company.
3. Although we expect proceeds for purchases of notes and properties to be evenly divided, there can be no guarantee as purchases will depend highly on the availability of notes and properties and the price/value such notes and properties are offered at. We will attempt to equally purchase both notes and properties. These costs include the amount required for administrative, legal, and due diligence fees associated with an individual property, note, or bulk purchase.

4. Although we expect proceeds for purchases of notes and properties to be evenly divided, there can be no guarantee as purchases will depend highly on the availability of notes and properties and the price/value such notes and properties are offered at. We will attempt to equally purchase both notes and properties. These costs include the amount required for administrative, legal, and due diligence fees associated with an individual property, note, or bulk purchase.
5. Working capital shall include ongoing office expenses, telephone, utilities, answering services, bookkeeping and accounting services, and marketing services. We do not expect that any of these funds will reimburse Mr. Hennigan for his contributions thus far. Mr. Hennigan will only be compensated for those expenses related to the Offering.

We do not anticipate having any cash flow or liquidity problems in the next 12 months. We are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. None of the Company's trade payables have not been paid within the stated trade terms. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

We believe that the proceeds from this offering will satisfy the Company's cash requirement for the next 12 months and we do not believe it will be necessary to raise additional funds.

CAPITALIZATION

The following summary financial data should be read in conjunction with "*Management's Discussion and Analysis and Results of Operations*" and the Financial Statements and Notes thereto, included elsewhere in this offering. The balance sheet data as of the year ended September 30, 2013 is derived from our unaudited financial statements.

	Amount Outstanding		
	As of 9/30/2013	Minimum	Maximum
Debt			
Short-term debt	$0	$0	$0
Long-term debt	$0	$0	$0
Total Debt	$0	$0	$0
Stockholder's Equity (deficit)			
Preferred Units	$0	$1,000,000	$5,000,000
Class C(1)	$0	$400,000	$2,000,000
Class B(2)	$0	$300,000	$1,500,000
Class A(3)	$0	$300,000	$1,500,000
Common Units (held by the Manager)(4)	$50,000	$50,000	$50,000
Retained Earnings (Deficit)	($25,676)	$(25,676)	($25,676)
Total Capitalization	$25,074	$975,074	$4,925,074

(1) Assumes that subscribers purchase $400,000 of the Class C units. This is not possible to determine at this time.

(2) Assumes that subscribers purchase $300,000 of the Class B units. This is not possible to determine at this time.

(3) Assumes that subscribers purchase $300,000 of the Class C units. This is not possible to determine at this time.
(4) To date, the Manager has purchased $50,000 in Common Units.

	As of August 31, 2013	Amount Outstanding if Minimum Sold	Amount Outstanding if Maximum Sold
Preferred Membership Interests	$0	$1,000,000	$5,000,000
Common Membership Interests	$50,000	$50,000	$50,000

Number of Class of Preferred	Par Value Shares Authorized	Per Share
5,000,000	$1.00	$1.00

DESCRIPTION OF SECURITIES

The securities being offered hereby are:
[ ] Common Stock
[ ] Preferred or Preference Stock
[] Notes or Debentures
[X] Units of two or more types of securities composed of: Preferred Units in three separate series (A, B, C) in a Limited Liability Company
[ ]Other:____

These securities have:
Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[X] [] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): __________________
Explain:

Are the securities convertible?
[ ] Yes [X] No
If so, state conversion price or formula. Date when conversion becomes effective: ____ /____ /____ Date when conversion expires: ____ /____ /____

(a) If securities are notes or other types of debt securities:
(1) What is the interest rate?
If interest rate is variable or multiple rates, describe: ____________
(2) What is the maturity date?____ /____ /____ If serial maturity dates, describe: (3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: ____
(4) Is there a trust indenture? [] Yes [X] No
Name, address and telephone number of Trustee
(5) Are the securities callable or subject to redemption? [X] Yes[] No
Describe, including redemption prices: __100% Return of the Capital Account Balance of the Member.
(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe: ____________
(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination
N/A.
How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0
How much indebtedness is junior (subordinated) to the securities? $0

18. If securities are Preference or Preferred stock:
Are unpaid dividends cumulative? [X] Yes [ ] No
Are securities callable? [X] Yes [ ] No
Explain:

The Manager may return the Capital Contribution along with accumulated returns that have not yet been distributed to any Member at any time.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
None.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $0

PLAN OF DISTRIBUTION

This Offering shall remain open for one year following the Qualification Date of this Offering.

The Preferred Units are self underwritten and are being offered and sold by REIA Investments on an minimum/maximum basis. No compensation will be paid to REIA Investments, REIA Investments Management, REIA Investments' manager, or any affiliated company or party with respect to the sale of the Preferred Units. This means that no compensation will be paid with respect to the sale of the Preferred Units to Thomas Hennigan. We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they a) perform substantial duties at the end of the offering for the issuer; b) are not broker dealers; and c) do not participate in selling securities more than once every 12 months, except for any of the following activities: i) preparing written communication, but no oral solicitation; or ii) responding to inquiries provided that the content is contained in the applicable registration statement; or iii) performing clerical work in effecting any transaction. Neither REIA Investments, REIA Investments Management, nor Thomas Hennigan conduct any activities that fall outside of Rule 3a4-1 and are therefore not brokers nor are they dealers. All subscription funds which are accepted will be deposited directly into REIA Investments' segregated escrow account at Cross River Bank. Subscription funds placed in the escrow account may only be released if the Minimum Offering Amount is raised within the Offering Period, in accordance with the Escrow Agreement between Cross River Bank and REIA Investments (see Exhibit 6). The purchase price for the Preferred Units is $1, with a minimum purchase of one thousand Preferred Units. The Company will raise a minimum of $1,000,000 prior to funds being released to REIA Investments. If REIA Investments does not raise the Offering Amount within the Offering Period, all proceeds raised to that point will be promptly returned to subscribers of Preferred Units pro-rata, with interest, if any. Subscription Agreements are irrevocable.

REIA Investments plans to primarily use the Managing Member of the Managing Member, Tom Hennigan's, current network of real estate investors of which he already has a pre-existing relationship to solicit investments. REIA Investments, subject to Rule 256 of the 33 Act and corresponding state regulations, is permitted to generally solicit investors by using advertising mediums, such as print, radio, TV, and the Internet. REIA Investments plans to solicit investors using the Internet through a variety of existing Internet advertising mechanisms, such as search based advertising, search engine optimization, and the Company website. The Company website has not yet been developed and may never be. Mr. Hennigan, the Managing Member of our Managing Member will mostly use his existing network with the real estate investment clubs throughout the country to solicit investors.

Please note that REIA Investments will not communicate any information to prospective investors without providing access to the Offering. The Offering may be delivered through the website that is not yet developed, through email, or by hard paper copy.

However received or communicated, all of our communications will be Rule 256 compliant and not amount to a free writing prospectus. We will not orally solicit investors and no sales will be made prior to this offering statement being declared qualified and a final Offering is available. The screens within the REIA Investments web site will be REIA Investments project specific, including the "Home," "How REIA Investments Works," "Invest," "Blog," and "FAQ" pages. The policies, management, and contact sections will also be REIA Investments specific.

Prior to any investment dollars or subscription agreements are accepted, REIA Investments will determine which state the prospective investor resides. Only if the prospective investor resides in a state in which the Units have been registered, will they be allowed to subscribe for the number of Preferred Units they would like to purchase and agree to the terms and conditions of the Subscription Agreement that is also available for downloading and printing, including any state-specific suitability requirements. Investments will be processed on a first come, first served basis, up to the Offering Amount of $5,000,000.

The Offering Period will commence upon the Offering Statement being declared qualified. The investing section of REIA Investments' website will be coded to only allow access to those prospective investors that reside in jurisdictions where the offering is registered and meet any state-specific investor suitability standards, such as income, asset, or maximum investment limitations. Prospective investors must provide their addresses and zip codes.

Prospective investors must be a member in good standing of a Real Estate Investment Association (REIA). However, it should be noted, education on real estate and real estate related investments is not a prerequisite to REIA membership.

The Company will verify membership by contacting and consulting with the applicable REIA group to verify membership. The Company will merely ask if the prospective Member is a member in good standing with the REIA group. The Company will not have any minimum education requirements of prospective Members. The Company will conduct on-going checks of Members standing with a REIA group and will allow for Members flexibility in joining other REIA groups. The Company will only verify membership with a REIA group upon subscription.

We intend on arranging speaking arrangements with both the National and local REIA's. To date, multiple REIA groups have expressed interest in allowing our Manager, Mr. Tom Hennigan to speak about REIA Investments, its market strategy, educate audience members about trends in the real estate industry that effect the business of REIA Investments, as well as potential opportunities to invest in REIA investments. REIA investments also intends to purchase booth space at REIA events and sponsor certain REIAs if our Manager feels that such investment is of the highest and best use of Company money and time.

REIA Investments is a statutory underwriter and will be required to comply with all obligations imposed on statutory underwriters under the 33 Act.

Quarterly, the Manager will report to the Members of the Company and will supplement this Offering with material and/or fundamental changes to our operations. We will also provide updated financial statements to all Members and prospective Members.

In compliance with Rule 253(e) of Regulation A, the Manager shall revise this Offering Circular during the course of the Offering whenever information herein has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented. Such updates will not only correct such misleading information but shall also provide update financial statements and shall be filed as an to the Offering Circular and be requalified under Rule 252.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

The following table sets forth information about our executive officers and directors as of the date of this offering:

Thomas "Tom" Hennigan, 71, is the Managing Member and sole Member of our Managing Member, REIA Investments Management, LLC. REIA Investments Management, LLC was organized in November 2012.

Mr. Hennigan has had a lengthy history in the real estate industry: In the fall of 1981, Tom became full-time real estate investors; buying, rehabbing, selling and renting up to 25 single family homes a year. In May 1988 Tom began brokering private mortgages and purchasing partials. In 1991 his investments turned almost exclusively to real estate paper (purchasing discounted private mortgages, tax deeds & hard money loans). In 1984, Tom began instructing classes for New Orleans REIA members. (Contracts, Bond for Deed a.k.a. Land Contracts, Financial Calculators and Time Value of Money) Tom also taught "Seller Financing" and "Bond (Contract) for Deed" classes to thousands of licensed real estate agents from 1989 thru 2001. Attendees for his classes qualified for 4 hours of CEC from Louisiana Real Estate Commission.
Contract and Mortgage Servicing- In February 1985, Tom founded Escrow Servicing, Inc., to service the private mortgages and land contracts that the agents produced. The portfolio of mortgages and land contracts being serviced provided a gold mine for investment opportunities. In 1995, Tom's company became a Licensed Mortgage Lender. In 2002, Tom sold the $100+ million servicing portfolio to a national company and went into semi-retirement to manage his Self-Directed Roth IRA.

Tom purchased his first tax deeds in October 1982 with an initial investment of $2,500.00. The "on the job training" proved that tax deeds were an ideal passive investments for his IRA account. Then Roth IRA became available in 1997 and he converted his regular IRA and Simple IRA investments into the Roth IRA. Tom became involved in the legislative process in April of 1993 when he learned about proposed legislation that would have been disastrous to property owners, as well as investors and other buyers. Tom "rallied the troops" and delivered over 100 buyers, sellers, real estate agents and investors to the committee hearings. After he testified before the Civil Law Committee about the value of Land Contracts to Louisiana citizens, the proposed legislation died and never made it out of committee. With victory at one session, Tom knew that the opponents (bankers and mortgage companies) would be back the following year with more ammunition. So Tom didn't just quit there, he began to invest in the political process (both time & money) and countered the opponents by proposing legislation designed to strengthen the status of bond for deed with additional protection for the buyer.

Competing bills forced the Legislature to refer the matter to Louisiana Law Institute Committee for review. Tom became the only non-attorney appointed to the Law Institute Committee on Bond for Deed. By the time the committee wrote its recommendations, Tom views

were in the majority and the committee wrote the legislation requiring "Licensed and Bonded Escrow Agents for Bond for Deed" to process payments and recommending Homestead Exemption status for "purchasers of real estate under Bond for Deed who occupy the property as their home." Both bills passed, Bond for Deed became respectable and Escrow Services, Inc., became the largest service company as a Licensed Escrow Agent in Louisiana. Today, Mr. Hennigan still contributes to political campaigns and keep abreast of proposed legislation that could affect his holdings in Louisiana.

Mr. Hennigan served as the President of the New Orleans Real Estate Investment Association starting in 1984. During his tenure, he grew the group to 800 paid members. He also founded the National Leadership Congress (NLC) with the first meeting on October 17, 1985 in New Orleans. Several years later, NLC became Real Estate Leadership Association of America and then in 1995 the members elected to incorporate as the National Real Estate Investors Association Inc.

Mr. Hennigan recently founded the Alamo REIA and was elected to the Board of Directors for National REIA. He resides in San Antonio, TX.

Mr. Hennigan has never raised money from outside investors. In the past 10 years, Mr. Hennigan has purchase 708 tax liens in the state of Louisiana with a total tax lien investment properties of $1,870,974. Of these, 96% were residential properties and 4% were commercial properties He has sold 652 properties and still owns 56 properties. Fortunately, besides the changing of rules and laws in the jurisdiction which Mr. Hennigan invests, Mr. Hennigan has not suffered any adverse business developments. In the past 10 years, Mr. Hennigan has also purchased 33 first lien notes. Of these, one was in Montana, 18 in Florida, 5 in Texas, and 9 in Louisiana. He invested a total of $938,637 and all of the liens were on residential properties. 9 of the liens were paid off and 24 remain active.

Mr. Hennigan intends to spend 25 hours of his time per week on Company matters.

Limitations on Managers' and Managing Members' Liability and Indemnification Agreements

As permitted by Nevada law, our amended and restated certificate of organization and operating agreement contain provisions that limit or eliminate the personal liability of our directors for breaches of duty to the corporation. Our amended and restated certificate of organization and operating agreement limit the liability of directors to the fullest extent permitted under Nevada law. Nevada law provides that management of a limited liability company will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to us or our Members;
- any act or omission not in good faith, believed to be contrary to the interests of the company or its members, involving reckless disregard for the director's duty, for acts that involve an unexcused pattern of inattention that amounts to an abdication of duty, or that involves intentional misconduct or knowing or culpable violation of law;
- any unlawful payments related to distributions, unlawful Unit repurchases, redemptions, loans, guarantees or other distributions; or

- any transaction from which the director derived an improper personal benefit.

These limitations do not affect the availability of equitable remedies, including injunctive relief or rescission. As permitted by Nevada law, our amended and restated certificate of organization and operating agreement also provide that:

- we will indemnify our directors and managers to the fullest extent permitted by law;
- we may indemnify our other employees and other agents to the same extent that we indemnify our managers and directors; and
- we will advance expenses to our directors and managers in connection with a legal proceeding, and may advance expenses to any employee or agent; provided, however, that such advancement of expenses shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person was not entitled to be indemnified.

The indemnification provisions contained in our amended and restated certificate of organization and operating agreement are not exclusive.

DIRECTORS OF THE COMPANY

We currently do not have a Board of Directors. When our business becomes more established, we hire additional employees, and have a greater need, the Manager will work towards establishing a proper Board of Directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation earned from inception to November 30, 2012 by each person serving from inception to November 30, 2012as our principal executive officer or other executive officer, who we collectively refer to as our "named executive officers" or "Manager"

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation(1)
Thomas Hennigan, Managing Member of the Managing Member	2012	$0	$0	$0	100 UNITS
Thomas Hennigan, Managing Member of the Managing Member	2013	$0	$0	$0	$0

1. For his organizing of our Company, the business plan development, putting together of this offering, our initial capitalization of $30,000, an additional investment by our manager of $20,000, and other related services, the Managing Member of our Managing Member, Thomas Hennigan, was awarded 100% of the available Common Units of the Company.

The Manager shall receive reimbursement for expenses incurred on behalf of the Company. However, Mr. Hennigan's contribution of $50,000 is NOT reimbursable and is considered paid in capital for which Mr. Hennigang received 100% of the Common Units of the Company. Mr. Hennigan is not seeking reimbursement for his $50,000 investment, but may seek reimbursement for future expenses incurred. We currently do not have any financinag terms with Mr. Hennigan. The Manager will also receive 75% of distributions available AFTER the Members holding Preferred Units have received their Preferred Return, annualized, paid quarterly.

PRINCIPAL MEMBERS

	Class of Units	Average Price Per Unit	No. of Units Now Held	% of Total	No. of Units After Offering if All Securities Sold	% of Total
REIA Investments Management, LLC Thomas Hennigan, Managing Member 5535 Fredericksburg Rd., Suite 110, San Antonio, TX 78229 (210) 979-0700.	Common (1)	$500	100	100%	100 (2)	100% (3)

(1) REIA Investments Management, LLC was issued all of our Common Units. No other person or entity is entitled to such interests and no other interests shall be distributed.
(2) These units are not hereby registered and will not be sold.
(3) The Managing Member has no intention of selling any of the units herein listed and thus, will continue to own 100% of the Common Units.

TRANSACTIONS WITH RELATED PERSONS

Since our inception, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates and immediate family members of our directors, executive officers (or our "Manager") and 5% Unit

holders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Thomas Hennigan, our Manager, was issued 100% of the Common Units available of the Company. There are no other Members of the Company.

It is currently not anticipated that any notes or properties herein proposed to be acquired will be acquired from Mr. Hennigan or a related party.

Participation in Units

Our Manager and 5% Member may purchase Units.

Financing Arrangements with Significant Members, Managers, Directors and Officers

The Manager Has contributed $50,000 in exchange for the Company's Common Units. He does not intend to contribute any other funds.
The Manager shall receive reimbursement for expenses incurred on behalf of the Company. So long as expenditures are under $1,000 in any given month, no such expenses will incur any interest and no agreement will be entered into as it is expected that the Manager will be merely reimbursed on a dollar for dollar basis.

If expenses are greater than $1,000 and are not reimbursed because the Company is unable to reimburse the Manager, may enter into a financing agreement with the Company in accordance with 3.9.1 of the Operating Agreement:

It shall be the responsibility of the Manager to arrange temporary or permanent financing for the Company in such amount(s) as reasonably necessary for the proper management of the Company, both in form and upon commercially reasonable terms and at competitive rates. The Manager shall execute any and all loan documentation as required for obtaining such financing, including, without limitation, security agreements, mortgage notes and trust deeds.

Our operating agreement provides that we will indemnify our Manager to the fullest extent permitted by Nevada law.

LITIGATION

From time to time, the Company may be subject to litigation. However, at the time of this Offering, the Company knew of no pending litigation and is currently not subject to any judgments, liens or litigation.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain relevant federal income tax considerations resulting from an investment in the Company, but does not purport to cover all of the potential tax considerations applicable to any specific purchaser. Prospective investors are urged to consult

with and rely upon their own tax advisors for advice on these and other tax matters with specific reference to their own tax situation and potential changes in applicable law. The Company will not seek, and therefore will not obtain, an opinion of counsel as to any tax consequences intended to result from an investment in the Company.

Taxation of Undistributed Fund Income (Individual Investors)

Under the laws pertaining to federal income taxation of limited liability companies that are treated as partnerships, no federal income tax is paid by the Company as an entity. Each individual member reports on his federal income tax return his distributive share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Each individual member partner may deduct his distributive share of Fund losses, if any, to the extent of the tax basis of his Units at the end of the Company year in which the losses occurred. The characterization of an item of profit or loss will usually be the same for the member as it was for the Company. Since individual members will be required to include Fund income in their personal income without regard to whether there are distributions of Fund income, such investors will become liable for federal and state income taxes on Fund income even though they have received no cash distributions from the Company with which to pay such taxes.

Distributions of Income

To the extent cash distributions exceed the current and accumulated earnings and profits of the Company, they will constitute a return of capital, and each Member will be required to reduce the tax basis of his Units by the amount of such distributions and to use such adjusted basis in computing gain or loss, if any, realized upon the sale of Units. Such distributions will not be taxable to Members as ordinary income or capital gain until there is no remaining tax basis, and, thereafter, will be taxable as gain from the sale or exchange of the Units.

Tax Returns

Annually, the Company will provide the Members sufficient information from the Company's informational tax return for such persons to prepare their individual federal, state and local tax returns. The Company's informational tax returns will be prepared by certified public accountants selected by the Manager.

Unrelated Business Taxable Income

Units may be offered and sold to certain tax exempt entities (such as qualified pension or profit sharing plans) that otherwise meet the investor suitability standards described elsewhere in this Offering Circular. (See "Investor Suitability Standards.") Such tax exempt entities generally do not pay federal income taxes on their income unless they are engaged in a business which generates "unrelated business taxable income," as that term is defined by Section 513 of the Code. Under the Code, tax exempt purchasers of Units may be deemed to be engaged in an unrelated trade or business by reason of interest income earned by the Company. Although interest income (which will constitute the primary source of Fund income) ordinarily does not constitute an item of unrelated business taxable income, this exclusion does not apply to the extent interest income is derived from "debt-financed property." To increase Fund profits or increase Fund liquidity, the

Managers may borrow funds in order to invest in properties. This "leveraging" of the Company's property portfolio will constitute an investment in "debt-financed property" will be unrelated business income taxable to ERISA plans. Unrelated business income is taxable only to the extent such income from all sources exceeds $1,000 per year. The remainder of a tax exempt investor's income will continue to be exempt from federal income taxes to the extent it complies with other applicable provisions of law, and the mere receipt of unrelated business income will not otherwise affect the qualification of an IRA or ERISA plan under the Code. The Manager does not anticipate that the Company will ever earn so much unrelated business taxable income as to exceed this $1,000 threshold for any tax exempt investor.

Rents from real property and gains from the sale or exchange of property are also excluded from unrelated business taxable income, unless the property is held primarily for sale to customers or is acquired or leased in certain manners described in Section 514(c)(9) of the Code. Therefore, unrelated business taxable income may also be generated if the Company operates or sells at a profit any property, but only if such property (1) is deemed to be held primarily for sale to customers, or (2) is acquired from or leased to a person who is related to a tax- exempt investor in the Company.

The trustee of any trust that purchases Units in the Company should consult with his tax advisors regarding the requirements for exemption from federal income taxation and the consequences of failing to meet such requirements, in addition to carefully considering his fiduciary responsibilities with respect to such matters as investment diversification and the prudence of particular investments.

SUMMARY OF OPERATING AGREEMENT

The following is a summary of the Operating Agreement for the Company dated as of November 27, 2012, and is qualified in its entirety by the terms of the Operating Agreement itself. Potential investors are urged to read the entire Operating Agreement which is set forth as Exhibit A to this Offering Circular.

Membership Classes

The Company currently has two outstanding membership classes: (i) the Common Units issued to the Manager; and (ii) the Preferred Units being offered as Units to new members in three different classes: Class A, Class B, and Class C.

Rights and Liabilities of Members

The rights, duties and powers of Members are governed by the Operating Agreement and The Nevada Revised Limited Liability Company Act (the "Act") and the discussion herein of such rights, duties and powers is qualified in its entirety by reference to such Agreement and Act. Preferred Members who become Members in the Company in the manner set forth herein will be responsible for the obligations of the Company and will be liable only to the extent of their agreed upon capital contributions. Members may be liable for any return of capital plus interest if necessary to discharge liabilities existing at the time of such return. Any cash distributed to Members may constitute, wholly or in part, return of capital.

Members will have no control over the management of the Company whatsoever except a Member Majority may elect a new successor manager upon the cessation of a Manager for any reason (such as the withdrawal or resignation). It will be impossible for the Members to remove a Manager or, for that matter, make any of the decisions above, without the consent of the Managers.

Capital Contributions

Preferred Units in the Company will be sold in Units of $1 each. No person may initially acquire less than 10,000 Units, unless the Managers exercise the right in their discretion to issue fractional Units. For purposes of meeting this minimum investment requirement, a person may cumulate Units he or she purchases individually or with ERISA funds with Units purchased by his or her spouse or related family members, all at the discretion of the Manager. To purchase Units an investor must deliver to the Company a Subscription Agreement.

Rights, Powers and Duties of Manager

Subject to the right of the Members to vote on specified matters, the Manager will have complete charge of the business of the Company. The Manager is not required to devote full time to Fund affairs but only such time as is required for the conduct of Fund business. The Manager acting alone has the power and authority to act for and bind the Company.

The Manager is granted the special power of attorney of each Member for the purpose of executing the documents which the Members have expressly agreed to execute and deliver or which are required to be executed, delivered and/or filed under applicable law.

Profits and Losses

Losses for any Allocation Year shall be allocated among the Members in proportion to their positive Capital Account balance, until the balance of the Capital Account balance equals zero. Thereafter, all losses shall be allocated in accordance to the individual Members' invested capital. Profits shall be similarly allocated, but profits will first be allocated pro rata to the Members in accordance with the amount of Losses previously allocated if such previous Losses were not offset by Profits. Thereafter, Profits shall be allocated in accordance with the amount of the Members' distributive share.

Cash Distributions

Promptly after the end of each quarter, the Company will make distributions of Cash Available from Operations in amounts to be determined at the sole discretion of the Manager, as follows:

1) First, to the Class A, Class B, and Class C Preferred Members, pro rata in accordance with their percentage interests in the Company, in an amount equal to their Class Preferred Return, annualized, on their Capital Account Balance. Class Preferred Return shall mean the preferred return designated to a particular class of Preferred Members. Those Class A Preferred Members shall receive a Class Preferred Return of 7% annualized. Those Class B Preferred Members shall receive a Class Preferred Return of 6% annualized. Those Class B Preferred Members shall receive a Class Preferred Return of 5% annualized.

a) If Cash Available for Distributions do not permit returns in 1 above, then returns shall be provided on a pro rata basis whereby each Member will be reduced at the same ratio. For example, if there is only enough in distributions to permit the Class A Preferred Members to receive a 6% Preferred Return, this will be a reduction of 14%. Therefore, Class B Members will be reduced by 14%, and Class C Members will be reduced by 14%. Any remaining cash will be held by the Company until such time where Cash Available for Distributions allows the Company to meet its obligations under 1 above. Until all Members receive their full distribution they are entitled to under 1 above, no other distributions under this Section shall be made.

b) In the event of a shortfall in any given year in 1(a) above, such distributions will accumulate and carry forward to the following periods.

2) Then, to the Manager, in an amount equal to 75% of distributable Cash Available From Operations, as determined by the Manager, after the distributions to the Preferred Members as set forth in 1 above and 25% of distributable Cash Available from Operations to the Preferred Members, pro rata in accordance with the Capital Account Balances.

Capital Transactions

In the event of a Capital Transaction (as defined in the Operating Agreement of the Company), the proceeds from such a Capital Transaction will first go to pay any indebtedness on the property involved in the Capital Transaction, then will be distributed as follows:

1. First, to the Preferred Members, in an amount equal to 100% of that portion of each Preferred Member's capital account allocated to the property involved in the Capital Transaction, based upon the cost of that property as a percentage of the cost of all properties purchased by the Company ("**Cost Basis**").
2. Second, to the Preferred Members holding Class A, Class B, and Class C Units, in accordance with their Percentage Interests, until the Preferred Members have received total distributions equal to their designated Class Preferred Return per annum return on their Capital Account Balance.
3. Third, to the Manager, in an amount equal to 75% of remaining proceeds from the capital transaction and 25% to the Members, prorata in accordance with their Capital Account Balance

Distribution at Liquidation

In the event of distributions at liquidation, the proceeds from all liquidation activities will first go to pay any indebtedness on the property involved in the Capital Transaction, then will be distributed as follows:

1. First, to the Preferred Members, regardless of Class, return of their Capital Account, prorated with the numerator being the Preferred Member's individual Capital Account balance and the denominator being the sum of all Preferred Members' Capital Account balances until all Preferred Members' Capital Account balances are zero.
2. Second, so long as the Preferred Members have received 100% of their Capital Account, an amount equal to 100% of that portion of the Manager's capital account balance.
3. Third, to the Preferred Members holding Class A, Class B, and Class C Units, in accordance with their Percentage Interests prior to the liquidation, until the Preferred

Members have received total distributions equal to their designated Class Preferred Return per annum return on their Capital Account Balance.

4. Fourth, to the Manager, in an amount equal to 75% of all remaining proceeds from the liquidation and 25% of all remaining proceeds to the Members, prorata in accordance to their Capital Account Balance.

Capital Account Maintenance

The Manager will establish a capital account for each Preferred Member which will, upon admission to the Company, be credited with the amount paid by such Preferred Member for the purchase of Units. Thereafter, Preferred Members' capital account balance will be increased on a quarterly basis by: (i) the Preferred Members' pro rata share of any net income earned by the Company in such period; and (ii) any additional capital contributions made by the Preferred Members during such period through the purchase of additional Units. Preferred Members' Capital Account Balance will be reduced on a quarterly basis by any allocated losses or by a return of Capital Contribution made to the Preferred Members.

In the event any interest in the Company is transferred according to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

Meetings

The Manager may call a meeting of the Company. Unless the notice otherwise specifies, all meetings will be held at the office of the Company.

Accounting and Reports

Quarterly Reports

The quarterly reports will provide the following information:

(a) the location and a description of the general character of all materially important real properties acquired or presently intended to be acquired by or leased to the program, during the quarter,

(b) the present or proposed use of such properties and their suitability and adequacy for such use,

(c) the terms of any material lease affecting the property,

(d) the proposed method of financing, including estimated down payment, leverage ratio, prepaid interest, balloon payment(s), prepayment penalties, due-on-sale or encumbrance clauses and possible adverse effects thereof and similar details of the proposed financing plan,

(e) a statement that title insurance and any required construction, permanent or other financing and performance bonds or other assurances with respect to builders have been or

will be obtained on all properties acquired, and

(f) a statement of the amount of proceeds in the program which remain uncommitted or unexpended, stated as both a dollar amount and percentage of the total amount of the offering proceeds

Members will also be provided, on their quarterly reports, the Member's Capital Account Balance, distributions accumulated (if any), and distributions paid.

Annual Reports

The Manager will cause to be prepared and furnished to the Members an annual report of the Company's operation, which will include financial statements audited by an independent accounting firm. Within six months of the close of the year covered by the report, a copy or condensed version will be furnished to the Members. The Members will also be furnished such detailed information as is reasonably necessary to enable them to complete their own tax returns within 90 days after the end of the year. Any Member may inspect the books and records of the Company at all reasonable times and upon reasonable prior notice to the Manager.

Members will also be provided, on their quarterly reports, the Member's Capital Account Balance, distributions accumulated (if any), and distributions paid.

Amendment of the Agreement

The Operating Agreement may be amended by the Manager alone.

Withdrawal Policy

A Member that wishes to withdraw from the Company may ask for the return of their Capital Account one year from the date their Subscription Agreement has been accepted by the Company ("Withdrawing Member.") The Withdrawing Member must submit their request in writing to one of the following:

By email:
XXXXXXXXX

By U.S. Mail: PO BOX 591279
San Antonio, TX 78259

The requesting Member must explicitly state the amount that it is requesting to withdraw and the date of such request ("Withdrawal Date"), which must be the end of a calendar quarter. ("Notice")

The Company will use its best efforts to honor requests for a return of capital subject to, among other things, the Company's then cash flow, financial condition, and approval by the Manager. Members may submit a request for withdrawal as a Member of the Company and may receive a 100% return of capital provided that the following conditions have been met: (a) the Member has been a Member of the Company for a period of at least one year; and (b) the Member provides the Company with a written request for a return of capital at least

thirty (30) days prior to the end of a quarter for such withdrawal (**"Withdrawal Request"**).

The Company will not establish a reserve from which to fund withdrawals of Members' capital accounts and such withdrawals are subject to the availability of cash in any calendar quarter to make withdrawal distributions (**"Cash Available for Withdrawals"**) only after: (i) all current Company expenses have been paid (including compensation to the Manager, Manager and its affiliates as described in this Offering Circular); (ii) adequate reserves have been established for anticipated Company operating costs and other expenses and advances to protect and preserve the Company's investments; and (iii) adequate provision has been made for the payment of all cash distributions owing to Members.

If at any time the Company does not have sufficient Cash Available for Withdrawals to distribute the quarterly amounts due to all Members that have outstanding withdrawal requests, the Company is not required to liquidate any assets for the purpose of liquidating the capital account of withdrawing Members if the market conditions do not provide an advantageous opportunity for liquidation. In such circumstances, the Company is merely required to distribute that portion of the Cash Available for Withdrawals remaining in such quarter to all withdrawing Members pro rata based upon the relative amounts being withdrawn as set forth in the Withdrawal Request.

Notwithstanding the foregoing, the Manager reserves the right to utilize all Cash Available for Withdrawals to liquidate the capital accounts of deceased Members or ERISA plan investors in whole or in part, before satisfying outstanding withdrawal requests from any other Members. The Manager also reserves the right, at any time, to liquidate the capital accounts of ERISA plan investors to the extent the Manager determines, in its sole discretion, that any such liquidation is necessary in order to remain exempt from the Department of Labor's "plan asset" regulations..

The Manager will notify the members two weeks before the end of the quarter whether or not they will be able to satisfy their requests by the end of the quarter.

Exit Strategies

It is the intent of the Manager to provide an exit strategy to the within five to seven years of the date of this offering.

The Manager will make a decision regarding the appropriate exit strategy at the time in accordance with market conditions. Please see the risk factor regarding exit strategies on page 11.

Dissolution and Winding-Up

The Company may be dissolved upon (i) the entry of a decree of judicial dissolution; or (ii) the sale of all or substantially all of Company's assets. Upon dissolution of the Company, all Preferred Members will participate in the Company's liquidating distributions in proportion to their relative capital accounts.

Limitations on Transferability

The Operating Agreement places substantial limitations upon transferability of membership interests. Any transferee (including a donee) must be a person or entity which would have been qualified to purchase a Unit in this offering and a transferee may not become a substituted Member without the consent of the Manager. A transferee who does not become a substituted Member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled.

Term of the Company

The Manager intends to operate the Company until a dissolvable event.

Mediation and Arbitration

Any dispute between the parties in connection with the Operating Agreement is subject to certain mediation and arbitration requirements set forth in the Operating Agreement. Potential investors should review such requirements and limitations prior to investing.

REIA INVESTMENTS L.L.C.
(a Development Stage Company)
FINANCIAL STATEMENTS

December 31, 2012
(Unaudited)
September 30, 2013
(Unaudited)

FINANCIAL STATEMENTS

REIA Investments L.L.C.

(A Development Stage Company)

Balance Sheets

		as of December 31, 2012(Unaudited)
Assets		
Current Assets		
Cash		15,603
Total Current Assets		15,603
TOTAL ASSETS	**$**	**15,603**
Liabilities and Member's Equity (Deficit)		
Current Liabilities		
Accounts Payable		750
Total Current Liabilities		750
Total Liabilities		**750**
Net Assets Attributable to the Member	$	14,853
Total Liabilities and Member's Equity	**$**	**15,603**

Please see the notes accompanying the financial statements

REIA Investments L.L.C.

(A Development Stage Company)

Statements of Operations

	From November 27, 2012 (inception) to December 31, 2012 (Unaudited)	Cumulative from November 27, 2012 (inception) to December 31, 2012 (Unaudited)
Revenues	$ -	$ -
Total Revenues	-	-
Operating Costs		
Legal Fees	12,500	12,500
Rents	1,897	1,897
Accounting Fees	750	750
Total Operating Costs	15,147	15,147
Other Income (loss)		
Other Income (expense)	-	-
Income (Loss) Before Provision for Income Tax	(15,147)	(15,147)
Provision for Income Tax	-	-
Increase (Decrease) in Net Assets Attributable to the Member from Operations	$ (15,147)	$ (15,147)

Please see accompanying notes.

REIA Investments L.L.C.

(A Development Stage Company)

Statement of Changes in Net Assets Attributable to the Member

	Operating Member	Limited Member	Total
Net assets attributable to the member at November 27, 2012 (inception)	$ -	$ -	$ -
Capital contributions	30,000	0	30,000
Net Income (loss) for the period from November 27, 2012 (inception) to December 31, 2012(Unaudited)	(15,147)	-	(15,147)
Balance, December 31, 2012	**14,853**	**-**	**14,853**

Please see accompanying notes.

REIA Investments L.L.C.

(A Development Stage Company)

Statements of Cash Flow

		From November 27, 2012 (inception) to December 31, 2012 (Unaudited)		Cumulative from November 27, 2012 (inception) to December 31, 2012 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	(15,147)	$	(15,147)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Increase in other current asset				
Changes in operating assets and liabilities:				
Increase (decrease) in accounts payable		750		750
Net cash provided by (used in) operating activities		**(14,397)**		**(14,397)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Net cash provided by (used in) investing activities		**-**		**-**
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in officer advances				
Member Contributions		30,000		30,000
Net cash provided by (used in) financing activities		**30,000**		**30,000**
Net increase (decrease) in cash		**15,603**		**15,603**
Cash at beginning of period		**-**		**-**
Cash at end of period	***$***	**15,603**	***$***	**15,603**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash paid during year for :				
Interest	$	-	$	-
Income Taxes	$	-	$	-

Please see accompanying notes.

REIA Investments L.L.C.

(A Development Stage Company)
Balance Sheets
(unaudited)

		As of September 30, 2013
Assets		
Current Assets		
Cash	$	25,074
Total Current Assets		25,074
TOTAL ASSETS	**$**	**25,074**
Liabilities and Member's Equity (Deficit)		
Current Liabilities		
Accounts Payable	$	0
Total Current Liabilities		0
Total Liabilities		**0**
Net Assets Attributable to the Member	$	25,074
Total Liabilities and Member's Equity	**$**	**25,074**

Please see the notes accompanying the financial statements

REIA Investments L.L.C.

(A Development Stage Company)
Statements of Operations
(unaudited)

	For the three months ended September 30, 2013	For the nine months ended September 30, 2013	Cumulative from November 27, 2012 (inception) to September 30, 2013
Revenues	$ -	$ -	-
Total Revenues	-	-	-
Operating Costs			
Legal Fees	45	1,096	14,346
Rents	857	2,442	4,339
Accounting Fees	0	0	750
Office Expense	398	867	867
Advertising	405	1,683	1,683
Travel	1,115	1,115	1,115
Insurance	2,576	2,576	2,576
Total Operating Costs	5.396	9,779	25,676
Other Income (loss)			
Other Income (expense)	-		-
Income (Loss) Before Provision for Income Tax	(5,396)	(9,779)	(25,676)
Provision for Income Tax	-		-
Increase (Decrease) in Net Assets Attributable to the Member from Operations	$ (5,396)	$ (9,779)	(25,676)

Please see accompanying notes.

REIA Investments L.L.C.

(A Development Stage Company)
Statement of Changes in Net Assets Attributable to the Member
(unaudited)

	Operating Member	Limited Member	Total
Net assets attributable to the member at November 27, 2012 (inception)	$ -	$ -	$ -
Capital contributions	30,000	0	30,000
Net Income (loss) for the period from November 27, 2012 (inception) to December 31, 2012	(15,147)	-	(15,147)
Balance, December 31, 2012	**14,853**	**-**	**14,853**
Net Income (loss) for the nine months ended September 30, 2013	(9,779)	-	(9,7779)
Capital Contributions	20,000		20,000
Balance, September 30, 2103	**25,074**	**-**	**25,074**

Please see accompanying notes.

REIA Investments L.L.C.

(A Development Stage Company)
Statements of Cash Flow
(unaudited)

	For the nine months ended September 30, 2013	Cumulative from November 27, 2012 (inception) to December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (9,779)	$ (15,147)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Increase in other current asset		
Changes in operating assets and liabilities:		
Increase (decrease) in accounts payable	(750)	750
Net cash provided by (used in) operating activities	**(10,529)**	**(14,397)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided by (used in) investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in officer advances		
Member Contributions	20,000	30,000
Net cash provided by (used in) financing activities	**20,000**	**30,000**
Net increase (decrease) in cash	**9,471**	**15,603**
Cash at beginning of period	**15,603**	-
Cash at end of period	***$*** **25,074**	***$*** **15,603**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during year for :		
Interest	$ -	$ -
Income Taxes	$ -	$ -

Please see accompanying notes.

REIA INVESTMENTS L.L.C.
NOTES TO FINANCIAL STATEMENTS
(A Development Stage Company)
December 31, 2012 and three and nine months ended September30, 2013 (unaudited)

1. NATURE OF OPERATIONS

("The Company") was formed in the State of Nevada on November 27, 2012 as Limited Liability Company ("LLC") to engage in the creation and development of an investment strategy. The Company is in the development stage with no revenues and a limited operating history.

DEVELOPMENT STAGE COMPANY

The Company is a development stage company as defined by ASC 915-10-05, "Development Stage Entity". The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated, since inception, have been considered as part of the Company's development stage activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company's year-end is December 31.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Financial Instrument
Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. FASB ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

The recorded amounts of financial instruments, including cash equivalents and accounts payable, approximate their market values as of December 31, 2012 and at September 30, 2013

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have any significant impact on the Company's results of operations, financial position or cash flow. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company does not presently have a source of revenue sufficient to cover its operation costs giving substantial doubt for it to continue as a going concern. The Company will be dependent upon the raising of additional capital through acquiring limited partners in order to implement its business plan. There can be no assurance that the Company will be successful in order to continue as a going concern.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

4. RELATED PARTY TRANSACTIONS

REIA INVESTMENTS MANAGEMENT, LLC, operating member, provides management service to the Company for no compensation.

5. COMMITMENT AND CONTINGENCIES

Other than commitment already disclosed above, the Limited Liability Company did not have significant capital and other commitments, or guarantees as of December 31, 2012 or as of September 30, 2013.

6. SUBSEQUENT EVENTS

In accordance with *ASC 855, Subsequent Events*, the Company has evaluated subsequent events through the date of available issuance of these financial statements. During this period, the Company did not have any material recognizable subsequent events.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our financial statements and the related notes elsewhere in this offering. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled "Risk Factors" and elsewhere in this offering.

Overview

REIA Investments, a development stage company, was formed as a Nevada limited liability company, on November 27, 2012 with the intention of purchasing bulk notes and properties with eventual resale to other real estate investors at a discounted price.

Results of Operations

For the period ended December 31, 2012 and for the three months ended September30, 2013.

There were no revenues for the period from inception to December 31, 2012 or for the three or nine months ended September 30, 2013. The company did not pay nor recognize any interest expense for the period ended December 31, 2012 or for the three or nine months ended September 30, 2013.

We expect to incur the normal expenses related to an operating company such as accounting and legal costs. We may drain all available financial resources to pay for such costs depending on our operations and costs. To date, our attorney has provided services in exchange for a nominal fee, but there is no guarantee that this will continue and thus, we may be financial distressed because of the costs associated with being a public company. As we begin to generate revenues, realize expenses, and acquire assets, it is possible that the costs related with being an operating company will increase.

Liquidity and Capital Resources

The creating of our website and related marketing costs along with legal and accounting costs involves the expenditure of capital. The Company may have to look to Mr. Hennigan or to third parties for additional capital. There can be no assurance that the Company will be able to secure additional financing or that the amount of any additional financing will be sufficient to conclude its business objectives or to pay ongoing operating expenses.

In the past, Mr. Hennigan has provided any cash needed for operations, including any cash needed for this Offering. To date, Mr. Hennigan has capitalized the Company with $50,000 to cover all of our startup costs related to this Offering and to the development and deployment of our platform. We believe that this will be sufficient to deploy our business plan to its fullest.

If Mr. Hennigan is unable to lend additional funds to the Company in the event that Company needs additional funds, we may need to deploy a plan to sell additional shares or look to a third party to lend funds to the Company. If the Company is to borrow funds from a third

party, the terms and conditions of such a loan will most likely not be on terms as favorable as the terms offered by Mr. Hennigan in the past. If we are unable to address our liquidity issues, there is a great chance that the Company will not have adequate funding to continue its business plan and will thus, fail.

We currently have $25,074 in cash and our costs thus far has been legal fees, rent, accounting fees, advertising expenses, and general business expenses. We believe that the cash we have available will sustain us for approximately twelve (12) more months. We believe this because most of startup costs have already been incurred and do not expect to have many more significant costs prior to deployment of our fundraising. For the next twelve months, we believe that our ongoing costs will be minimal. Mr. Hennigan's commitment is not in writing, but he intends to contribute it as paid in capital, and not as a loan.

In an effort to cut down on expenses, the Company has decided to forgo its office space and instead run Company operations from the home of Mr. Hennigan at no charge. In the future, if finances are fit and the Company requires such, Mr. Hennigan may elect to move the Company into its own office space. In the meantime, the Company has updated its address to its agent for service of process and will accept other forms of mail at its PO BOX.

It is expected that most other recurring expenses such as website, advertising, and marketing will not be incurred until fundraising has commenced and capital resources allow for such expenditures and in accordance with our Use of Proceeds.

Equity Distribution to Management

Since our incorporation, we have raised capital through private sales of our common equity. As of the date of this offering, we have issued 100 units to our Manager, Thomas Hennigan, in exchange for cash and services. Specifically, Mr. Hennigan was issued 100% of all of our units in exchange for $50,000.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

PART III — EXHIBITS

Item 1. Index to Exhibits

1. Articles of Organization
2. Operating Agreement
3. Subscription Agreement
4. Material Contracts
5. Opinion re: Legality
6. Sample Escrow Agreement
7. Certificate of Units



050103



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Organization Limited-Liability Company
(PURSUANT TO NRS CHAPTER 86)

Filed in the office of	Document Number 20120795054-45
Ross Miller Secretary of State State of Nevada	Filing Date and Time 11/27/2012 11:31 AM
	Entity Number E0607432012-2

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Limited-Liability Company: (must contain approved limited-liability company wording; see instructions)	REIA INVESTMENTS L.L.C. — Check box if a Series Limited-Liability Company ☐ — Check box if a Restricted Limited-Liability Company ☐
2. Registered Agent for Service of Process: (check only one box)	☒ Commercial Registered Agent: INCORP SERVICES, INC. (Name) ☐ Noncommercial Registered Agent (name and address below) **OR** ☐ Office or Position with Entity (name and address below) Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity Street Address / City / Nevada / Zip Code Mailing Address (if different from street address) / City / Nevada / Zip Code
3. Dissolution Date: (optional)	Latest date upon which the company is to dissolve (if existence is not perpetual):
4. Management: (required)	Company shall be managed by: ☒ Manager(s) **OR** ☐ Member(s) (check only one box)
5. Name and Address of each Manager or Managing Member: (attach additional page if more than 3)	1) REIA INVESTMENTS MANAGEMENT, LLC (Name) 24906 SHINNECOCK TR. (Street Address) / SAN ANTONIO (City) / TX (State) / 78260 (Zip Code) 2) Name Street Address / City / State / Zip Code 3) Name Street Address / City / State / Zip Code
6. Effective Date and Time: (optional)	Effective Date: Effective Time:
7. Name, Address and Signature of Organizer: (attach additional page if more than 1 organizer)	MARK DEVINCENTIS (Name) — X MARK DEVINCENTIS (Organizer Signature) 38730 SKY CANYON DRIVE SUITE A (Address) / MURRIETA (City) / CA (State) / 92563 (Zip Code)
8. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.* X INCORP SERVICES, INC. — **Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity** — 11/27/2012 (Date)

This form must be accompanied by appropriate fees.

SECRETARY OF STATE


THE GREAT SEAL OF THE STATE OF
NEVADA

STATE OF NEVADA

LIMITED LIABILITY COMPANY CHARTER

I, ROSS MILLER, the Nevada Secretary of State, do hereby certify that **REIA INVESTMENTS L.L.C.** did on November 27, 2012, file in this office the Articles of Organization for a Limited Liability Company, that said Articles of Organization are now on file and of record in the office of the Nevada Secretary of State, and further, that said Articles contain all the provisions required by the laws governing Limited Liability Companies in the State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on November 27, 2012.

ROSS MILLER
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20121127-1908
You may verify this certificate
online at **http://www.nvsos.gov/**

OPERATING AGREEMENT

REIA INVESTMENTS, LLC

A Nevada Limited Liability Company

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTEREST HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHICATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.

OPERATING AGREEMENT
REIA INVESTMENTS, LLC
A Nevada Limited Liability Company

This Operating Agreement (the "Agreement") made and entered into this 27th day of November, 2012 and is amended and restated on November 15, 2013 by and among those persons whose names and addresses are set forth below (the "Members"), being the members of REIA INVESTMENTS, LLC, A Nevada limited liability company (the "Company"), represent and agree as follows: (Each of the following named parties is referred herein as a "Member" and collectively, as the "Members" as defined in Section 2 hereof)

1. Formation, Name, Purposes, Definitions

1.1. A Nevada Limited Liability Company

(a) The Members hereby authorize the Manager to execute and deliver a Certificate of Formation to the Nevada Secretary of State in accordance with and pursuant to the Act and to execute and deliver any documents necessary to register the Company as a foreign limited liability company.

(b) The Members hereby agree to form the Company as a limited liability company under and pursuant to the provision of the Act and agree that the rights, duties, and liabilities of the Members shall be as provided in the Act, except as otherwise provided herein.

(c) Upon their execution of this Agreement, without the need for the consent or other action of any Person, those Persons whose names appear on the signature page shall be admitted as Members of the Company. In their capacities as Members, those Persons shall not make any Capital Contribution to the Company and shall have no Membership Interest (hereafter "Founders"). The Founders may, however, subsequently also become Members in those separate capacities, acquire Membership Interests.

(d) The Company has established two classes of Units; Members who subscribe for Units under the Prospectus dated _________________ shall receive Preferred Units and be entitled to the rights of those Units. Only the individuals of the Manager shall receive Common Units and those individuals that the Manager designates to receive such Units. Those Members holding Preferred Units shall have limited voting rights in accordance with Nevada Revised Statutes.

1.2. Intent

It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a partnership for federal income tax purposes. It is also the intent of the Members that the Company not be operated or treated as a partnership for purposes of Section 303 of the Federal Bankruptcy Code. No member shall take any action inconsistent with the express intent of the Members.

1.3. Name

The name of the Company shall be REIA INVESTMENTS, LLC a Nevada limited liability company.

1.4. Place of Business

The principal place of business of the Company shall be 18756 Stone Oak Parkway, Suite 200, San Antonio, TX 78258, or such other place as the Manager (as hereinafter defined) shall determine in their sole discretion.

1.5. Nature of Business

The primary objective of the Company is to engage in the business of making investments in residential and commercial real and personal property located in the United States of America and abroad. The Company may do everything necessary and suitable for the primary purpose or any other purpose, which our Company may accomplish, which shall at any time, appear conducive to, or expedient for, the protection or benefit of this Company.

1.6. Term
The Company shall commence upon the filing of its Articles of Organization and shall be perpetual unless sooner terminated under the provisions of Article 17 hereof.

1.7. Members
The name and address of each of the Members of the Company is set forth in the Articles of Organization of the Company and in the attached signature pages to this Agreement.

1.8. Registered Office and Registered Agent for Service of Process
The Company's initial registered office and initial registered agent shall be provided in the Articles. The registered office and/or the registered agent may be changed from time to time by the Members by causing the filing of the new address and/or name of the new registered agent in accordance with the Act.

1.9. Definitions
Whenever used in this Agreement, the following terms shall be the following meanings unless the context clearly requires a different interpretation:

"Act" shall mean the Nevada Liability Company Act of the State of Nevada, as may be amended from time to time.

"Additional Member" shall mean any person that is admitted to the Company as an additional member pursuant to Article 12 of this Agreement.

"Advance" or "Advances" shall have meanings as provided in Article 8.3 hereof.

"Agreement" shall mean this written Operating Agreement. No other document or other agreement between the Members shall be treated as part or superseding this Agreement unless it has been signed by all of the Members.

"Bankruptcy" means the happening of any of the following: (a) the entry under Chapter 7 of the Federal Bankruptcy Law of an order for relief against a party; (b) the making by a party of a general assignment for the benefit of creditors; (c) the filing by a party of a voluntary petition under the Federal Bankruptcy Law or the filing by a party of a pleading in any court of record admitting in writing its inability generally to pay its debts as they come due; (d) the filing by a party of a petition or answer seeking for that party any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (e) the filing by a party of an answer admitting the material allegations of, or its consent to, or defaulting in answering, a petition filed against it in any bankruptcy, insolvency or similar proceedings; (f) the filing of any party of an application seeking, consenting to, or acquiescing in, the appointment of a trustee, receiver or liquidator of the party or of all or a substantial part of the party's property; (g) the commencement of any proceeding against a party seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if such proceeding is not dismissed within sixty (60) days after commencement; or (h) the appointment, without a party's consent or acquiescence, of a trustee, receiver or liquidator of

that party of all or any substantial part of that party's properties and such appointment is not vacated or stayed within sixty (60) days or the appointment is not vacated within sixty (60) days after the expiration of any stay.

"Capital Account" shall mean the account established and maintained for each Member in accordance with this Agreement and applicable Treasury Regulations.

"Capital Contribution" shall mean, with respect to any Member, any contribution to the Company or property (at such other property's initial Gross Asset Value) by such Member whenever made. "Initial Capital Contribution" shall mean, with respect to any Member, the initial contribution to the Company pursuant to this Agreement.

"Capital Transaction" shall mean the sale, exchange, disposition, destruction or damage by casualty or taking by eminent domain of all or a significant part of the Company assets, or the refinancing of Company assets

"Class A Units" shall mean those Preferred Units bearing a return of 7% and may be distributed to Members with a Capital Contribution of or greater than $50,000

"Class B Units" shall mean those Preferred Units bearing a return of 6% and may be distributed to Members with a Capital Contribution of or greater than $25,000

"Class C Units" shall mean those Preferred Units bearing a return of 5% and may be distributed to Members with a Capital Contribution of or greater than $10,000.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Common Units" shall mean those Units, which are subordinated to the Preferred Units, that are distributed the Manager and other individuals or entities as the Manager sees fit.

"Company" shall refer to REIA INVESTMENTS, LLC

"Company Minimum Gain" has the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

"Distributable Cash" shall mean, all cash, revenues and funds received by the Company from operations, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred in the normal operation of the Company's business; and (iii) such Reserves as the Members deem reasonably necessary for the proper operation of the Company's business.

"Effective Income" means the total income received from lending activities or from disposition of Loans serviced by the Company.

"Fair Market Value" means the price a ready, willing and able buyer would pay to a ready, willing and able seller the property for which the Fair Market Value is being calculated hereunder, assuming such property was exposed for sale on the open market for a reasonable period of time, taking into account all purposes of which such property may be used under then existing statutes, laws and ordinances applicable to such property, including, in the case of real

property, zoning, land use restrictions, and private restrictions, such as covenants, conditions and restrictions of record.

"Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.
"Good Cause" shall mean only a breach of a Manager's duties hereunder or the gross negligence, willful or wanton misconduct, fraud, or bad faith on the part of the Manager.

"Gross Asset Value" shall mean, with respect to any asset, such asset's adjusted basis for federal income-tax purposes, except as follows:

(i) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as agreed to by Members holding a Majority Interest;
(ii) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by Members holding a Majority Interest, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (b) the distribution by the Company to a Member of more than a *de minimis* amount of Company assets as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (a) and Clause (b) of this sentence shall be made only if Members holding a Majority Interest reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members; and
(iii) the Gross Asset Value of any Company asset that is distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by Members holding a Majority Interest

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph (i) or Paragraph (ii) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Interest" shall mean the proportion of that Member's positive Capital Account (if any) bears to the aggregate positive Capital Accounts of all Members whose Capital Accounts have positive balances.

"Loan" shall mean the loans serviced and made by the Company.

"Losses" shall mean, for each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate on the Company's information tax return filed for federal income tax purposes plus any expenditures described in Section 705(a) (2) (B) of the Code.

"Majority-In-Interest" shall mean Members owning a simple majority of the Percentage Interests (as hereinafter defined).

"Manager" shall mean REIA Investments Management, LLC a Nevada limited liability Company or any other person or persons (as hereinafter defined) that become a Manager of the Company pursuant to this Agreement, herein after referred to as "Company Manager"

"Member" shall include: (i) REIA Investments, LLC. in its capacity as a member of the Company; (ii) REIA Investments, LLC. in its capacity as member of the Company ,and (iii)

Persons later admitted as Members of the Company, who shall be admitted in accordance with this Agreement. Members of the Company shall at all times be Members of the Company until the Company is dissolved, wound up, and terminated in accordance with the Act and this Agreement. The Company shall be controlled by the Manager.
"Member Nonrecourse Debt" has the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

"Member Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

"Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(b)(1) and 1.704-2(c) of the Treasury Regulations.

"Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

"Organization Expenses" shall mean legal, accounting, and other expenses incurred in connection with the formation of the Company.

"Percentage Interest" shall be the percentage interests of the Members as determined in accordance with Section 9.1.

"Person" shall mean any individual and any legal entity and their respective heirs, executors, administrators, legal representatives, successors, and assigns.

"Preferred Return" shall mean the portion of Profit to be received by the Member holding such Preferred Units in quarterly payments in accordance with Exhibit A and the Capital Contribution.

"Profits" shall mean, for each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate, on the Company's information tax return filed for federal income tax purposes plus any income described in Section 705 (a) (1) (B) of the Code.

"Reference Rate" means the reference rate publicly announced from time to time by the Bank of America, N.T. & S.A., as its reference rate.

"Reserves" shall mean, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves that shall be maintained in amounts deemed sufficient by the Manager for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

"Substitute Member" shall mean any person or entity that or which is admitted to the Company with all the rights of a Member that has died or has assigned his interest in the Company with the

approval of all the Members of the Company by unanimous written consent pursuant to Article 13 of this Agreement.

"Treasury Regulations" shall mean the Regulations issued by the Treasury under the Code.

"Unreturned Capital Contributions" means all Capital Contributions made by a Member less any returned capital.

2. Capitalization of the Company

2.1. Total Capital Contributions
Contributions of capital shall be made to the Company as set forth in Exhibit A.

2.2. Time of Capital Contributions
All Member Capital Contributions made to the Company shall be made in total when becoming a Member.

2.3. Preferred Return and Capital Contribution
It is the intent of the Manager to capitalize the Company with $5,000,000 within the first eighteen (18) months of Company Operations. Members, other than the Manager and individuals the Manager designates, shall receive Units with a Preferred Return ("Preferred Units") in accordance to their Capital Contribution. All Members holding Preferred Units shall have equal rights.

Holders of	Shall receive a Preferred Return of:
Class C Units	5%
Class B Units	6%
Class A Units	7%

The Manager, at some time, may need additional capital beyond $5,000,000 for Property or Company operations. The Manager may elect to sell additional Preferred Units or designate a new class of Units for the purposes of raising additional capital. The Managers may or may not allow Members to purchase new or additional Units. Therefore, in the event the Manager seeks additional Capital Contributions from non-members or from only a few Members, certain Members may experience dilution.

2.4. Capital Accounts

2.4.1. Debts and Credits: A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Treasury Regulations,

2.4.1.1. Each Member's Capital Account shall be credited with such Member's distributive share of Profits allocated to such Member in accordance with the provisions of this Agreement, any items in the nature of income or gain that are specifically allocated pursuant to Article 9 hereof, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

2.4.1.2. Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the Gross Asset Value of any other Company property distributed to such Member's distributive share of Losses allocated to such Member in accordance with this Agreement, any items in the nature of expenses or losses that are specially

allocated pursuant to Article 9 hereof, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.
2.4.1.3. In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

2.4.1.4. In the event the Gross Asset Values of the Company assets are adjusted pursuant to this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company had recognized gain or loss equal to the amount of such aggregate net adjustment and the resulting gain or loss had been allocated among the Members in accordance with this Agreement.

2.4.2. Interpretation and Changes. The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Code and applicable Treasury Regulations and shall be interpreted and applied in a manner consistent therewith. In the event the Manager shall determine, after consultation with Company counsel, that it is prudent to modify the manner in which the Capital Accounts or any debits or credits thereto are allocated or computed in order to comply with such applicable federal law, the Manager shall make such modification without the consent of any other Member, provided the Manager determine in good faith that such modification is not likely to have a material adverse effect on the amounts properly distributable to any Member and that such modification will not increase the liability of any Member to third parties.

3. Rights and Duties of Manager

3.1. Management
All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company.

3.2. Number, Tenure, and Qualifications
REIA Investments Management, LLC shall be the initial Manager of the Company. The Manager shall hold office until a successor shall have been elected and qualified. Successor Manager(s) need not be a Member of the Company.

3.3. Management and Powers
The making of all Major Decisions concerning the Company shall require the approval of the Manager only. As used herein, the term Major Decision shall mean:

3.3.1. The acquisition by purchase, lease, or otherwise of any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the nature of the business of the Company;

3.3.2. To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan upon the affirmative vote of a Majority-In-Interest of the Members so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

3.3.3. the borrowing of money and issuing of evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company and securing the same by mortgage, pledge, or other lien on any Company property;
3.3.4.Admitting an additional Member to the Company;

3.3.5. The opening, maintaining and closing, as appropriate, all Company bank accounts and (subject to any limitations set forth herein) draw checks and other instruments for the payment of funds associated with Major Decisions.

3.3.6. To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments.

3.4. Authority of the Manager

3.4.1. Except to the extent that such authority and rights have been reserved in Article 3 as set forth above, the Manager shall have the obligation and the exclusive right to manage the day-to-day activities of the Company including, but not limited to the right to:

3.4.2. Obtain all proper security instruments (such as recorded mortgage interest or deed of trust interest) all in accordance with the local governmental rules and regulations; 3.4.3. Employ such agents, employees, general contractors, independent contractors and attorneys as may be reasonably necessary to carry out the purposes of this Agreement;

3.4.4. Obtain, negotiate and execute all documents necessary or appropriate to accomplish the development and growth of the Entity and all portions thereof,

3.4.5. Establish a reasonable reserve for operation of the business of the Company and potential future and contingent Company liabilities;

3.4.6. Pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company; provided, however, that any settlement of a claim which is in excess of insurance proceeds shall be subject to the prior approval of all Managers;

3.4.7. Prepare plans of development, and preparation of Company budgets and financial reports necessary or appropriate to the Company's operation, including but not limited to, all federal and state tax returns and report to the Members;

3.4.8. Engage in any kind of legal activity and perform and carry out contracts of any kind necessary or incidental to, or in connection with the development and operation of an individual Entity.

3.4.9.Conveyances.
Any deed, bill of sale, mortgage, security agreement, land contract, assignment, lease for over 3 years, contract of sale or other commitment purporting to convey or encumber the interest of the Company in any or all of any real or personal property at any time owned by the Company or held in its name, which has been approved by a Majority-in-interest of the Members, shall be signed on behalf of the Company by the Company Manager, and no other signature shall be required. A certificate executed by the Company Manager certifying that such approval has been duly given shall be sufficient assurance of such approval for any party contracting with the Company.

3.5. Employment of Unaffiliated Manager
If necessary, the Company shall employ an unaffiliated property manager to manage a Property and its affairs, in the local of the Property on terms that are deemed to be commercially reasonable in the local where the Property is located.

3.6. Delegation of Duties
The Manager shall have the right to perform or exercise any of its rights or duties under this Agreement through delegation to or contract with Affiliates of either Manager, provided that all contracts with affiliated entities are on terms at least as favorable to the Company as could be obtained through arms-length negotiations with unrelated third parties; and further provided that notwithstanding such delegation the Manager shall remain primarily responsible for the active supervision of the work performed or to be performed by any such delegee, consultant or subcontractor.

3.7. Consultation; Quarterly Reports
Notwithstanding anything contained in this Section 3 to the contrary, the Manager agrees that it will use
its best efforts at all times to keep the Members advised of all material matters affecting the Company and will provide quarterly reports to the Members.

3.8. Indemnity
Except for the willful misconduct, gross negligence or fraud of the Manager, its officers, shareholders or directors, or its employees or agents, the doing of any act or the failure to do any act by Manager, provided it was done or omitted to be done in accordance with the authority granted in this Agreement and in good faith to promote the best interests of the Company, shall not subject such Manager, or its officers, shareholders, directors or its employees or agents to any liability to the Company. Except for the willful misconduct, gross negligence or fraud of such Manager, the Company shall indemnify and hold harmless the Manager, its officers, shareholders, directors, and its employees and agents from and against any and all loss, cost, liability, expense, damage or judgment of whatsoever nature to or from any person, including reasonable attorney's fees, arising from or in any way connected with the conduct of the business of the Company.

3.9. Financing

3.9.1. It shall be the responsibility of the Manager to arrange temporary or permanent financing for the Company in such amount(s) as reasonably necessary for the proper management of the Company, both in form and upon commercially reasonable terms and at competitive rates. The Manager shall execute any and all loan documentation as required for obtaining such financing, including, without limitation, security agreements, mortgage notes and trust deeds.

3.9.2. The Manager shall furnish its financial statements and take all other actions that are customary and reasonable in connection with the obtaining of the permanent financing, however the Manager will not be required to personally guarantee the financing. In no event shall the Members have any obligation to guarantee or otherwise become obligated for the repayment of any Company financing.

3.10. Manager Has No Exclusive Duty to Company
The Manager shall not be required to manage the Company as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those

relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such investments or activities of the Manager or to the income or proceeds derived therefrom.

3.11. Resignation
The Manager of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of the Manager will not affect the Manager's Interest in the Company.

3.12. Removal
Upon the affirmative vote of Seventy-Five percent (75%) of the Percentage Interests, the Manager may be removed for good cause shown. "Good Cause" shall mean only a breach of a Manager's duties hereunder or the gross negligence, willful or wanton misconduct, fraud, or bad faith on the part of the Manager. The Members agree that any right of removal shall be exercised only in good faith. The removal of a Manager shall not in any way reduce or affect the Manager's Interest in the Company.

3.13. Vacancies
In the event the Manager has resigned or has been removed or have otherwise ceased to be Manager, the vacancy may be filled by the affirmative vote of a Majority-In-Interest of Members. A Manager elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and shall hold office until the expiration of such term and until his successor shall be lected and shall qualify or until his earlier death, resignation, or removal.

4. Compensation; Distribution of Cash and Reimbursement of Expenses

4.1. Fees Paid to the Manager
The Manager will receive the following from the Company as compensation for services in the following amounts and on the following terms:

4.1.1. Company Management Fee; The Manager shall receive all distributions after the Preferred Members have received their stated Preferred Return for managing the Company's affairs.

4.1.2. Percent of Distributable Cash from Sale of the Company; The Manager shall receive all Profits from the Sale of Company after the Members, other than the Manager, have a.) received their Preferred Return, and b.) the Members, other than the Manager, have received their pro rata return of their Capital Account.

4.1.3. Percent of Distributable Cash at Dissolution or Termination; The Manager shall receive all Profits from the Sale of Company after the Members, other than the Manager, have a.) received their Preferred Return, and b.) the Members, other than the Manager, have received their pro rata return of their Capital Account.

4.2. Reimbursement for Out-Of-Pocket Expenses
The Manager shall be entitled to prompt reimbursement from the Company for all reasonable direct out-of-pocket costs and expenses incurred on behalf of the Company including without limitation, the reasonable costs of organization of the Company (including legal, travel expenses and tax planning costs and expenses). The Manager shall not be reimbursed for its own general administrative overhead and expenses.

5. Participation; Deadlock

5.1. Participation

Except as otherwise set forth herein, the Members shall not participate in the day-to-day management of the business of the Company.

5.2. Deadlock

Unless otherwise expressly set forth herein, in the event the Members are unable to reach agreement (affirmative vote of a Majority-In-Interest of the Members) on or make a decision with respect to any Major Decision described in Article 3, the matter shall be submitted to binding arbitration in accordance with Article 16 below.

6. Rights and Obligations of Members

6.1. Limitation of Liability

Each Member's liability shall be limited as set forth in the Act and other applicable law. The debts, obligations and liabilities of the Company, whether arising from contract, tort or otherwise, shall be solely the debts obligations and liabilities of the Company. No Member or Manager shall be obligated personally for such debt, obligation or liability of the Company, solely by reason of being a Member of the Company.

6.2. Company Debt Liability

A Member will not be personally liable for any debts or losses of the Company beyond the Member's respective Capital Contributions, except as otherwise required by law.

6.3. Company Books

The Manager shall maintain and preserve during the term of the Company and for five (5) years thereafter all accounts, books, and other relevant Company documents. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the Members expense, but only for a purpose related to the Member's interest in the Company or a Member.

6.4. Priority and Return of Capital

No Member shall have priority over any other Member as to the return of Capital Contributions or as to Profits and Losses or Distributions. Members may request for a return of the Capital Account Balance after one (1) year from the date their Subscription Agreement is accepted by the Company, however, there is no guarantee the Manager will be able or willing to provide for the liquidation of the Capital Account Balance of the Member. This return of Capital will happen on a first come first serve basis unless there are circumstances, such as death, bankruptcy, or ERISA violations, or court order that create a Priority over other requesting Members requesting withdrawal. Members should view the Withdrawal Policy of the Company as stated in Article 14.

7. Meetings of Members

7.1. Annual Meeting

No Annual Meeting of the Members is required, however the Manager may elect to hold one at the beginning of each fiscal year.

7.2. Special Meetings

Special meetings of the Members, for any purpose or purposes unless otherwise prescribed by statutes, may be called by the Members or by a Majority-In-Interest of the Members.

7.3. Place of Meetings
The Manager may designate any place, either within or outside of the State of Nevada, as the place of meetings of the Members.

7.4. Notice of Meetings
Except as provided in Section 7.5 hereof, written or email notice stating the place, day, and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered no fewer than three (3) no more than fifty (50) days before the date of the meeting.

7.5. Meeting of all Members
If all of the Members shall meet at any time and place, either within or outside of the State of Nevada, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting, lawful action may be taken.

7.6. Record Date
For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, Members entitled to receive payment of any distribution, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolute declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any such meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

7.7. Quorum
A Majority-In-Interest of the Members, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Interests so represented may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at a meeting.

7.8. Manner of Acting
If a quorum is present, the affirmative vote of Majority-In-Interest of the Members shall be the act of the Members, unless the vote of a greater or lessor proportion or number is otherwise required by the Act, by the Article or Organization, or by this Agreement.

A consent transmitted by electronic transmission by a Member or person authorized to act for a Member shall be deemed to be written and signed by the Member.
7.9. Proxies
At all meetings of Members, a Member may vote in person, or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

7.10. Action by Members without a Meeting
Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote, and delivered to the Manager of the Company for

inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when all Members entitled to vote have signed the consent unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

7.11. Electronic Meetings
Meetings of members may be held by means of a conference telephone call so that all persons participating in the meeting can hear each other. Participation in a meeting held by conference telephone call shall constitute presence in person at the meeting.

7.12. Waiver of Notice
When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

8. Capital Contributions; Capital Accounts; Advances

8.1. Capital Contributions

8.1.1. The amount of the initial Capital Contributions of the Members, are identified in Exhibit "A".

8.1.2. The Capital Contribution of the Members shall be equal to one hundred percent (100%) of the total capitalization of the Company. The Manager is not required to contribute any percent of the total capitalization of the Company.

8.1.3. Except as otherwise expressly provided in this Agreement, no Member may contribute capital, or loan funds to the Company, without the consent of the Manager.

8.1.4. Except as otherwise expressly provided in this Agreement no portion of the capital of the Company may be withdrawn at any time without the express written consent of the Manager.

8.2. Capital Accounts
A Capital Account shall be established and maintained for each Member in accordance with the terms of this Agreement and the requirements of the Code.

8.3. Manager Loans
If required, The Company intends to use its best efforts to obtain funds from third parties to be contributed or loaned pursuant to the terms of this Agreement, sufficient for the operation of the Company. In the event that sufficient additional funds are unavailable from third parties, the Manager shall have the right, but, except as provided below, shall not be obligated, to loan such funds (or a portion thereof) to the Company as and when necessary to continue the business of the Company (the "Advance").

8.3.1. Advances made by the Manager shall bear interest at the greater of six percent (6%) above the prime rate or twelve percent (12%) per annum. Interest on Advances shall be an expense of the Company when paid.

8.3.2. If the Manager makes Advances it shall be deemed an unsecured creditor of the Company for the purpose of determining its right and priority of repayment of interest and principal of such Advance.

8.3.3. Advances expended prior to the formation of the Company shall be reimbursed upon the receipt by the Company of Member Capital Contributions.

9. Division of Profits and Losses

9.1. Percentage Interests
The Percentage Interests of the Members shall be as set forth in Exhibit A hereof.

9.2. Division of Profits and Losses

It is the intent of the Manager to distribute and allocate the Company's realized profits to the Members in proportion to their respective Capital Contributions.

9.3. Acknowledgement
The Members are aware that Company circumstances and the Revenue Code may provide for a different allocation of Profits and Losses other than that intended by the Managers as herein set forth.

10. Distributions
10.1 Cash Distributions from Operations

Promptly after the end of each quarter, the Company will make distributions of Cash Available from Operations in amounts to be determined at the sole discretion of the Manager, as follows:

10.1.1 First, to the Class A, Class B, and Class C Preferred Members, pro rata in accordance with their percentage interests in the Company, in an amount equal to their Class Preferred Return, annualized, on their Capital Account Balance. Class Preferred Return shall mean the preferred return designated to a particular class of Preferred Members. Those Class A Preferred Members shall receive a Class Preferred Return of 7% annualized. Those Class B Preferred Members shall receive a Class Preferred Return of 6% annualized. Those Class B Preferred Members shall receive a Class Preferred Return of 5% annualized.

10.1.2 If Cash Available for Distributions do not permit returns in 1 above, then returns shall be provided on a pro rata basis whereby each Member will be reduced at the same ratio. For example, if there is only enough in distributions to permit the Class A Preferred Members to receive a 6% Preferred Return, this will be a reduction of 14%. Therefore, Class B Members will be reduced by 14%, and Class C Members will be reduced by 14%. Any remaining cash will be held by the Company until such time where Cash Available for Distributions allows the Company to meet its obligations under 1 above. Until all Members receive their full distribution they are entitled to under 1 above, no other distributions under this Section shall be made.

10.1.3 Then, to the Manager, in an amount equal to 75% of distributable Cash Available From Operations, as determined by the Manager, after the distributions to the Preferred Members as set forth in 1 above and 25% of distributable Cash

Available from Operations to the Preferred Members, pro rata in accordance with the Capital Account Balances.

10.2 Distributions from Capital Transactions

In the event of a Capital Transaction (as defined in the Operating Agreement of the Company), the proceeds from such a Capital Transaction will first go to pay any indebtedness on the property involved in the Capital Transaction, then will be distributed as follows:

10.2.1 First, to the Preferred Members, in an amount equal to 100% of that portion of each Preferred Member's capital account allocated to the property involved in the Capital Transaction, based upon the cost of that property as a percentage of the cost of all properties purchased by the Company ("Cost Basis").

10.2.2 Second, to the Preferred Members holding Class A, Class B, and Class C Units, in accordance with their Percentage Interests, until the Preferred Members have received total distributions equal to their designated Class Preferred Return per annum return on their Capital Account Balance.

10.2.3 Third, to the Manager, in an amount equal to 75% of the remaining proceeds from the Capital Transaction and 25% to the Preferred Members, pro rata in accordance with the Capital Account Balances.

10.3 Distribution at Liquidation

In the event of distributions at liquidation, the proceeds from all liquidation activities will first go to pay any indebtedness on the property involved in the Capital Transaction, then will be distributed as follows:

10.3.1 First, to the Preferred Members, regardless of Class, return of their Capital Account, prorated with the numerator being the Preferred Member's individual Capital Account balance and the denominator being the sum of all Preferred Members' Capital Account balances until all Preferred Members' Capital Account balances are zero.

10.3.2 Second, so long as the Preferred Members have received 100% of their Capital Account, an amount equal to 100% of that portion of the Manager's capital account balance.

10.3.3 Third, to the Preferred Members holding Class A, Class B, and Class C Units, in accordance with their Percentage Interests prior to the liquidation, until the Preferred Members have received total distributions equal to their designated Class Preferred Return per annum return on their Capital Account Balance.

10.3.4 Fourth, to the Manager, in an amount equal to 75% of the remaining proceeds from the liquidation and 25% to the Preferred Members, pro rata in accordance with the Capital Account Balances.

10.4. Allocation and Distributions between Transferor and Transferee

Upon the transfer of all or any part of a Member Interest of a Member as hereinabove provided, Profits and Losses shall be allocated between the transferor and transferee on the basis of the

computation method which in the reasonable discretion of the Manager is in the best interests of the Company, provided such method is in conformity with the methods prescribed by Section 706 of the Code and Treasury Regulation Section 1.704-1(c)(2)(ii). Distributions shall be made to the holder of record of the Member Interest on the date of distribution. Any transferee of a Member Interest shall succeed to the Capital Account of the transferor Member to the extent it relates to the Transferred Interest; provided, however, that if such transfer causes a termination of the Company pursuant to Section 708(b)(1)(B) of the Code, the Capital Accounts of all Members, including the transferee, shall be re-determined as of the date of such termination in accordance with Treasury Regulation Section 1.704-1(b).

10.5. In-Kind Distribution
Except as otherwise expressly provided herein, assets of the Company, other than cash shall not be distributed in kind to the Members, without the prior approval of the Manager. If any assets of the Company are distributed to the Members in kind for purposes of this Agreement, such assets shall be valued on the basis of the Gross Asset Value thereof (without taking into account Section 7701(g) of the Code) on the date of distribution; and any Member entitled to any interest in such assets shall receive such interest as a tenant-in-common with the other Member(s) so entitled with an undivided interest in such assets in the amount and to the extent provided for in Section 10.1. Upon such distribution, the Capital Accounts of the Members shall be adjusted to reflect the amount of gain or loss that would have been allocated to the Members pursuant to the appropriate provision of this Agreement and the Company sold the assets being distributed for their Gross Asset Value (taking into account Section 7701(g) of the Code) immediately prior to their distribution.

11. Fiscal Year, Books and Records, Bank Accounts, Tax Matters Members

11.1. Books and Records; Tax Returns
The Company, for accounting and income tax purposes, shall operate on a fiscal year ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least ninety-six (96) hours prior notice. The Manager shall use its best efforts to cause to be prepared and furnished to the Members, the Members' individual K-1's prior to March 15 of each year.

11.2. Bank Accounts
The Manager may open and maintain more or one bank accounts to hold investors funds, revenues, and other cash for the benefit of the Company.

11.3. Financial Statement
Within a reasonable period after the end of each partnership fiscal year, the Manager shall cause to be prepared and furnished to all the Members their individual K-1's, the cost of which shall be an expense of the Company.

11.4. Tax Matters
The Manager shall have the authority, subject to the provisions of this Agreement, to make any election provided for under the Code or any provision of state or local tax law.

12. New Members Admitted
The Manager may elect to admit New Members beyond the period of the Prospectus at its own discretion. The Manager may elect to amend the Operating Agreement to include a separate class

of Units other than the Preferred and Common already designated. Members of the Company shall not be able to vote on New Members or on new classes of Units.

13. Transfers

13.1. Transfers Prohibited
No Member may voluntarily, involuntarily or by operation of law assign, transfer, sell, pledge, hypothecate or otherwise dispose (collectively "Transfer") of all or part of its Interest in the Company, except as is specifically permitted by this Agreement. Any Transfer made in violation of this Article 13 shall be void and of no legal effect.

13.2. Permissible Transfer
Notwithstanding anything to the contrary contained in this Article, any Member may transfer all or any part of its Interest in the Company to any Affiliate.

13.3. Substituted Member
A permitted transferee of any Member's Interest shall be admitted to the Company as a Substituted Member upon satisfaction of the following conditions:

13.3.1. Filing with the Company of a duly executed and acknowledged written instrument of assignment in a form approved by the Manager, which approval shall not be unreasonably withheld, specifying the Member Percentage being assigned and setting for the intention of the assignor that the permitted assignee succeed to the assignor's Interest (or the portion thereof) as a Member; and

13.3.2. Execution, acknowledgement and delivery by the assignor and assignee of any other instruments reasonably required by the Manager including an agreement of the permitted assignee to be bound by the provisions of this Agreement; and

13.3.3. In the event of transfer to an Involuntary Transferee, the written consent of Manager shall be required, the granting of which shall not be unreasonably withheld. An Involuntary Transferee for purposes of this Agreement shall mean a Member's heirs, estate or creditors which have taken by foreclosure, receivership or inheritance, other than as otherwise set forth in Section 13 hereof.

13.4. Binding on Successors
Subject to the restriction of this Article, the rights and objections of the Members shall inure to and be binding upon the heirs, successors and permitted assignees of the Partners.

14. Transfer of Interest and Withdrawal

14.1. Transfer of Interest
The Members are hereby not allowed to transfer their Interest in the Company to any Third Party without the express written approval of the Manager. The Manager may elect to refuse to allow the transfer for any reason. If an individual Member desires to withdraw from the Company, they may do so within the terms and conditions of the Company's Withdrawal Policy.

14.2. Withdrawal Policy

A Member that wishes to withdraw from the Company may ask for the return of their

Capital Account one year from the date their Subscription Agreement has been accepted by the Company ("Withdrawing Member.") The Withdrawing Member must submit their request in writing to one of the following:

By email:
XXXXXXXXX

By U.S. Mail: PO BOX 591279
San Antonio, TX 78259

The requesting Member must explicitly state the amount that it is requesting to withdraw and the date of such request ("Withdrawal Date"), which must be the end of a calendar quarter. ("Notice")

The Company will use its best efforts to honor requests for a return of capital subject to, among other things, the Company's then cash flow, financial condition, and approval by the Manager. Members may submit a request for withdrawal as a Member of the Company and may receive a 100% return of capital provided that the following conditions have been met: (a) the Member has been a Member of the Company for a period of at least one year; and (b) the Member provides the Company with a written request for a return of capital at least thirty (30) days prior to the end of a quarter for such withdrawal (**"Withdrawal Request"**).

The Company will not establish a reserve from which to fund withdrawals of Members' capital accounts and such withdrawals are subject to the availability of cash in any calendar quarter to make withdrawal distributions (**"Cash Available for Withdrawals"**) only after: (i) all current Company expenses have been paid (including compensation to the Manager, Manager and its affiliates as described in this Offering Circular); (ii) adequate reserves have been established for anticipated Company operating costs and other expenses and advances to protect and preserve the Company's investments; and (iii) adequate provision has been made for the payment of all cash distributions owing to Members.

If at any time the Company does not have sufficient Cash Available for Withdrawals to distribute the quarterly amounts due to all Members that have outstanding withdrawal requests, the Company is not required to liquidate any assets for the purpose of liquidating the capital account of withdrawing Members if the market conditions do not provide an advantageous opportunity for liquidation. In such circumstances, the Company is merely required to distribute that portion of the Cash Available for Withdrawals remaining in such quarter to all withdrawing Members pro rata based upon the relative amounts being withdrawn as set forth in the Withdrawal Request.

Notwithstanding the foregoing, the Manager reserves the right to utilize all Cash Available for Withdrawals to liquidate the capital accounts of deceased Members or ERISA plan investors in whole or in part, before satisfying outstanding withdrawal requests from any other Members. The Manager also reserves the right, at any time, to liquidate the capital accounts of ERISA plan investors to the extent the Manager determines, in its sole discretion, that any such liquidation is necessary in order to remain exempt from the Department of Labor's "plan asset" regulations..

The Manager will notify the members two weeks before the end of the quarter whether or not they will be able to satisfy their requests by the end of the quarter.

14.3. Right of First Refusal of Members

In the event that the Manager, on behalf of the Company, is unable or unwilling to fulfill the Withdrawal request in accordance with 14.2, the Member may then offer for sale their Units to the other Members of the Company prior to making any offer to any Third Party. If a Third Party has made an offer to any Member for the purchase of Units ("Selling Member"), the Member must present such a written offer to the Manager and the Members of the Company and such Members and Manager shall have a right to first refusal. Such transfer or sale to other Members of the Company shall be subject to approval of the Manager.

14.4. Substituted Member

If a Member transfers its interest pursuant to this Section 14, such transferee shall comply with the provisions of Section 13.3 to become a Substituted Member of the Company.

15. Bankruptcy or Other Involuntary Transfer

15.1. Definitions

As hereinafter used in this Agreement the word "Bankruptcy" shall mean and refer to that certain definition set forth in Section 1.9(e) above.

15.2. Option to Purchase

In the event of the Bankruptcy of a Member (hereinafter called the "Bankruptcy Member") Manager, on behalf of the Company, shall have the option to purchase the Interest of the Bankrupt Member in the Company. Such option may be exercised only by the Manager giving written notice thereof within thirty (30) days after its receipt of notice of a Bankruptcy. Notice of exercise of the option shall be given to the Bankrupt Member and to any trustee, receiver or other legal representative or holder or transferee of the Bankrupt Member's interest in the Company (hereinafter called an "Involuntary Transferee") of which the Manager has been given notice, at the address of such Involuntary Transferee contained in any such notice of Bankruptcy.

15.3. Value of the Interest

The value of the Interest owned by the Bankrupt Member shall not exceed the value paid by the Bankrupt Member for the Units plus any unpaid Preferred Returns.

16. Dispute Resolution

16.1. Mediation of Disputes

The Members agree to mediate any dispute or claim arising between them out of this Agreement, or any resulting transaction, before resorting to arbitration. If any party commences an action or arbitration based on a dispute or claim to which this paragraph applies, without first attempting to resolve the matter through mediation, then that party shall not be entitled to recover attorneys fees, even if they would otherwise be available to that party in such action. Mediation shall be held before the Judicial Arbitration and Mediation Service unless the parties mutually agree to use the American Arbitration Association or Real Estate Neutrals or other agreed-upon mediator instead.

16.2. Arbitration of Disputes

In the event any dispute or claim among any of the Members cannot be resolved by mediation, then such dispute or claim shall be the subject of binding arbitration before the Judicial Arbitration and Mediation Service, unless the parties to the dispute mutually agree to use the arbitration services of the American Arbitration Association or another agreed-upon mediator instead. The prevailing party in such arbitration shall be entitled, in addition to any other relief that may be granted, to reasonable attorneys' fees and consultants' fees, and to recover all fees and costs associated with the arbitration. The arbitrator shall allow only such discovery as he or she reasonably believes is necessary in order for the parties to be properly prepared to arbitrate their dispute.

The undersigned acknowledge that, by initialing here, they are giving up their right to trial by jury and their right to conduct pretrial discovery.

16.3 Choice of Venue

The Choice of Venue for any Dispute Process shall be San Antonio, TX.

17. Dissolution and Termination of the Company

17.1. Dissolution

17.1.1 The Company shall be dissolved and its affairs shall be wound up upon the earliest of:

- The sale or other disposition of all or substantially all of the assets of the Company; provided, however, that if the Company receives a purchase money note upon such sale, the Members may elect to continue the Company until such note is satisfied, sold or otherwise disposed of.
- Notwithstanding anything to the contrary contained herein no Member may voluntarily withdraw from the Company without the consent of the Manager.

17.2. Cessation of Any Member as Member

The withdrawal, death, insanity, incompetency, bankruptcy, dissolution or liquidation of any Member as such will not dissolve the Company.

17.3. Procedure for Winding-Up

Upon the Dissolution and Termination of the Company caused by other than the termination of the Company under Section 708(b)(1)(B) of the Code, the Manager shall proceed to wind up the affairs of the Company. During such winding up process, the Profits, Losses and Distributions of the Distributable Cash shall continue to be shared by the Members in accordance with this Agreement. The assets shall be liquidated as promptly as is consistent with obtaining a fair value therefore, and the proceeds therefrom, to the extent available, shall be applied and distributed by the Company on or before the end of the taxable year of such Liquidation or, if later, within ninety (90) days after such Liquidation in the following order: (a) first, to creditors, including any Members who are creditors, in the order of priority as provided by law; (b) then, to establish such reserves as may be necessary; and (c) finally, to the Members in accordance with their positive Capital Account balances.

18. Miscellaneous Provisions

18.1. Notices

All notices and demands which either party is required or desires to give to the other shall be given in writing by facsimile, certified mail, return receipt requested with appropriate postage prepaid, or by personal delivery to the address or facsimile transmission to the address set forth below for the respective party, provided that if any party gives notice of a change of name or address or facsimile number, notices to that party shall thereafter be given as demanded in that notice. All notices and demands so given shall be effective upon receipt by the party to whom notice or a demand is being given except that any notice given by certified mail shall be deemed delivered three (3) days after mailing provided proof of delivery can be shown to:

REIA INVESTMENTS, LLC
PO BOX 591279, San Antonio, TX 78259

18.2. Amendments
This Agreement may only be amended in writing by the Manager of the Company.

18.3. Binding Effect
Except as may be otherwise prohibited by this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferee, and assigns.

18.4. Construction
Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

18.5. Time
Time is of the essence with respect to this Agreement.

18.6. Headings
Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

18.7. Severability
Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such legality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

18.8. Incorporation by Reference
Every exhibit, schedule, and other appendix, attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

18.9. Additional Documents.
The Manager agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

18.10. Nevada Law
The laws of the State of Nevada shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

18.11. Counterpart Execution

This Agreement may be executed in any number of counterparts with the same effect as if all of the Members and the Manager had signed the same document. All the counterparts shall be construed together and shall constitute one agreement.

18.12. Merger

It is agreed that all prior understandings and agreements between the parties, written and oral, respecting this transaction are merged in this Agreement, which alone, fully and completely expressed their agreement, and that there are no agreements except as specifically set forth in this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement of REIA INVESTMENTS, LLC, as of the date and year first above written.

____

Thomas Hennigan
REIA Investments, LLC
Manager of REIA Investments Management, LLC

EXHIBIT A - Ownership Interest

REIA INVESTMENTS, LLC

Members	Initial Capital Contribution (if any)	Common or Preferred Interest	Preferred Interest Rate
Thomas Hennigan	$30,000	C	0%
TOTAL			

TOTAL

Spectrum Opportunity Fund, LP

a California Limited Partnership

SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY

THE LIMITED PARTNERSHIP INTERESTS OF THE COMPANY SUBJECT TO THIS SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY (THE "SUBSCRIPTION AGREEMENT") ARE SECURITIES WHICH HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH LIMITED PARTNERSHIP INTERESTS MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED TO ANY PERSON AT ANY TIME IN: (A) THE ABSENCE OF (1) AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH LIMITED PARTNERSHIP INTERESTS UNDER THE ACT; OR (2) AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED; OR (B) A MANNER INCONSISTENT WITH THE TERMS OF THE LIMITED PARTNERSHIP INTERESTS OR THE COMPANY ARTICLES OF ORGANIZATION OR PARTNERSHIP AGREEMENT, ALL OF WHICH ARE INCORPORATED HEREIN BY THIS REFERENCE.

SUBSCRIPTION INSTRUCTIONS

In order to subscribe for Units, an investor must deliver to Spectrum Opportunity Fund, LP, at

3525 Del Mar Heights Road #790
San Diego, CA 92130

each of the following:

1. The Subscription Agreement (attached) and Investor Qualification Form (already provided), completed and signed by the investor.
2. A check (**cashier's or certified funds preferred**) for Units subscribed, payable to SPECTRUM OPPORTUNITY FUND, LP, or a Wire Transfer to SPECTRUM OPPORTUNITY FUND, LP's corporate bank account:

XXXXXXXXXXXX

1. SUBSCRIPTION.

AMOUNT OF INVESTMENT: $____________________________

(a) The undersigned ("Purchaser") hereby subscribes to become a holder ("Limited Partner") of Limited Partnership Interests in **Spectrum Opportunity Fund, LP,** a California Limited Partnership (the "Company"), and to purchase the dollar amount of Limited Partnership Interests in the Company ("Limited Partnership Interests" or "Units") indicated above, all in accordance with the terms and conditions of this Subscription Agreement, the Articles of Organization (the "Articles") and Partnership Agreement ("Partnership Agreement") of the Company, and the Private Placement Memorandum dated October 15, 2013 (the "Memorandum").

(b) The Purchaser acknowledges and agrees that this subscription cannot be withdrawn, terminated, or revoked. The Purchaser agrees to become a Limited Partner and to be bound by all the terms and conditions of the Units. This subscription shall be binding on the heirs, executors, administrators, successors and assigns of the Purchaser. This subscription is not transferable or assignable by the Purchaser, except as expressly provided in the Partnership Agreement.

(c) This subscription may be rejected as a whole or in part by the Company in its sole and absolute discretion. If this subscription is rejected, the Purchaser's funds shall be returned to the extent of such rejection. This subscription shall be binding on the Company only upon its acceptance of the same.

(d) Neither the execution nor the acceptance of this Subscription Agreement constitutes the Purchaser as a Limited Partner, shareholder, owner or creditor of the Company. This Subscription Agreement is only an agreement to purchase the Units on a when issued basis; and the Purchaser will become a Limited Partner only after the Purchaser's funds are duly transferred to the bank account of the Company ("Subscription Account") and the Units are issued thereupon to the Purchaser in conjunction with the provisions of the Partnership Agreement (which Purchaser would become a signatory to). Until such time, the Purchaser shall have only those rights as may be set forth in this Subscription Agreement. If accepted by the Company, a Purchaser shall become a Limited Partner only after the Minimum Offering Amount (as defined in the Memorandum) is raised by the Company and upon the later of the date on which the Managing Limited Partners deposits the investor's contribution into the Subscription Account.

(e) The Purchaser's rights and responsibilities will be governed by the terms and conditions of this Subscription Agreement, the Memorandum, the Articles and the Partnership Agreement. The Company will rely upon the information provided in this Subscription Agreement to confirm that the Purchaser is an "Accredited Investor" as defined in Regulation D promulgated under the Act, or one of thirty-five (35) non-Accredited Investors that will be allowed to purchase Units, or a non-US investor as defined under Regulation S promulgated under the Act.

2. REPRESENTATIONS AND WARRANTIES BY THE PURCHASER. The Purchaser hereby represents, warrants, and agrees as follows:

(a) I have received and read the Memorandum and its Exhibits, including the Articles and the terms and conditions of the Partnership Agreement, and I am thoroughly familiar with the proposed business, operations, properties and financial condition of the Company. I have relied solely upon the Memorandum and its Exhibits and independent investigations made by me or my representative with respect to the investment in Units. No oral or written representations beyond the Memorandum have been made or relied upon.

(b) I have read and understand the Partnership Agreement and understand how the Company functions as an organized entity. By purchasing the Units and executing this Subscription Agreement, I hereby agree to the terms and provisions of the Articles and the Partnership Agreement.

(c) I understand that the Company has limited financial and operating history. I have been furnished with such financial, if such exist, and other information concerning the Company, its management, and its business, as I consider necessary in connection with the investment in Units. I have been given the opportunity to discuss any questions and concerns with the Company.

(d) I am purchasing Units for my own account (or for a trust if I am a trustee), for investment purposes and not with a view or intention to resell or distribute the same. I have no present intention, agreement, or arrangement to divide my participation with others or to resell, assign, transfer, or otherwise dispose of all or part of the Units.

(e) I or my investment advisors have such knowledge and experience in financial and business matters that will enable me to utilize the information made available to evaluate the risks of the prospective investment and to make an informed investment decision. I have been advised to consult my own attorney concerning this investment and to consult with independent tax counsel regarding the tax considerations of participating in the Units and the Company.

(f) I have carefully reviewed and understand the risks of investing in the Units, including those set forth in the Memorandum and the terms and conditions of the Units. I have carefully evaluated my financial resources and investment position and acknowledge that I am able to bear the economic risks of this investment. I further acknowledge that my financial condition is such that I am not under any present necessity or constraint to dispose of the Units to satisfy any existent or contemplated debt or undertaking. I have adequate means of providing for my current needs and possible contingencies, have no need for liquidity in my investment, and can afford to lose some or all of my investment.

(g) I have been advised that the Units have not been registered under the Securities Act of 1933, as amended (the "Act"), or qualified under any State Securities Laws (the "Law"), on the ground, among others, that no distribution or public offering of the Units is to be effected and the Units will be issued by the Company in connection with a transaction that does not involve any public offering within the meaning of section 4(2) of the Act or of the Law, under the respective rules and regulations of the Securities and Exchange Commission.

(h) All information which I have furnished in this Subscription Agreement concerning myself, my financial position, and my knowledge of financial and business matters is correct, current, and complete.

3. INVESTOR SUITABILITY STANDARDS. The Company intends to sell the Units to an unlimited number of "accredited investors", and to no more than thirty-five (35) other investors. All investors who are not deemed "accredited" shall supply such information to the Company as the Company may deem necessary (in its sole and absolute discretion) to determine that the investor, or his, her or its purchaser representative, render the investor capable of evaluating risks of a proposed investment in the Units. To qualify as an "accredited investor," an investor must meet any of the following:

(a) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000.00; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered adviser, or if the employee benefit plan has total assets in excess of $5,000,000.00 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(b) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(c) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, a business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(d) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(e) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000.00 (excluding the value of such person's primary residence);

(f) Any natural person who had an individual income in excess of $200,000.00 in each of the two most recent years or joint income with that person's spouse in excess of $300,000.00 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(f) Any trust, with total assets in excess of $5,000,000.00, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in § 230.506(b)(2)(ii); or

(h) Any entity in which all of the equity owners are accredited investors.

4. AGREEMENT TO REFRAIN FROM RESALE. The Purchaser agrees not to pledge, hypothecate, sell, transfer, assign or otherwise dispose of any Units, nor receive any consideration for Units from any person, unless and until prior to any such action:

(a) A registration statement on a form appropriate for the purpose under the Act with respect to the Units proposed to be so disposed of shall be then effective and such disposition shall have been appropriately qualified in accordance with applicable securities laws; or

(b) The request and resale is in compliance with Article 13 of the Partnership Agreement.

5. POWER OF ATTORNEY.

(a) The Purchaser irrevocably constitutes and appoints the Company with full power of substitution as his/her true and lawful attorney-in-fact and agent, to execute, acknowledge, verify, swear to, deliver, record, and file, in the Purchaser's name or his/her assignee's name, place, and stead, all instruments, documents, and certificates that may from time to time be required by the laws of the United States of America, the State of California, and any other state in which the Company conducts or plans to conduct business, or any political subdivision or agency of the government, to effectuate, implement, and continue the valid existence of the Company, including, without limitation, the power of attorney and authority to execute, verify, swear to, acknowledge, deliver, record and file the following:

(i) the Units, the Partnership Agreement, the Articles and all other instruments (including amendments thereto) that the Company deems appropriate to form, qualify or continue the Company as a Limited Partnership in the State of California and all other jurisdictions in which the Company conducts or plans to conduct business;

(ii) all instruments that the Company deems appropriate to reflect any amendment to the Articles or Partnership Agreement, or modification of the Company, made in accordance with the terms of the Articles or Partnership Agreement;

(iii) a fictitious business name certificate and such other certificates and instruments as may be necessary under the fictitious or assumed name statute from time to time in effect in the State of California and all other jurisdiction in which the Company conducts or plans to conduct business;

(iv) all instruments relating to the admission of any additional Limited Partners or other shareholders, owners or creditors, whether secured or unsecured; and

(v) all conveyances and other instruments that the Company deems appropriate to reflect the dissolution and termination of the Company pursuant to the terms the Partnership Agreement.

(b) The power of attorney granted is a special power of attorney and shall be deemed to be coupled with an interest, shall be irrevocable, shall survive the death, dissolution, bankruptcy, or legal disability of the Purchaser, and shall extend to the Purchaser's heirs, successors, and assigns. The Purchaser agrees to be bound by any representations made by the Company acting in good faith under such power of attorney, and each Limited Partners waives any and all defenses that may be available to contest, negate, or disaffirm any action of the Company taken in good faith under such power of attorney.

6. MISCELLANEOUS.

(a) CHOICE OF LAWS: This Subscription Agreement will be governed by and construed in accordance with the laws of the State of California, without giving effect to its choice of laws rules.

(b) ENTIRE AGREEMENT: This Subscription Agreement constitutes the entire agreement between the parties and may be amended only by written agreement between all parties.

(c) BINDING ARBITRATION: Any dispute, claim or controversy arising out of, relating to, in connection with or under this Subscription Agreement, or the breach or threatened breach thereof, will be resolved through confidential binding arbitration under the then prevailing rules of Judicial Arbitration & Mediation Services (JAMS). The arbitration shall be held in San Diego, MO, and any party making a claim hereunder in whatever form hereby submits to jurisdiction and venue in that forum for any and all purposes. The decision of the arbitrator shall be final and judgment on any award thereupon may be entered in any court having jurisdiction thereof. This paragraph 6(c) shall not preclude either party from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction.

(d) TERMINATION OF AGREEMENT: If this subscription is rejected by the Company, then this Subscription Agreement shall be null and void and of no further force and effect and no party shall have any rights against any other party hereunder and the Company shall promptly return the funds delivered with this Subscription Agreement.

(e) TAXES. The discussion of the federal income tax considerations arising from investment in the Company, as set forth in the Memorandum, is general in nature and the federal income tax considerations to the Purchaser of investment in the Units will depend on individual circumstances. The Memorandum does not discuss state income tax considerations, which may apply to all or substantially all Purchasers. There can be no assurance that the Internal Revenue Code or the Regulations under

the Code will not be amended in a manner adverse to the interests of the Purchaser or the Company.

(f) DULY AUTHORIZED. If the Purchaser is a corporation, partnership, trust, or other entity, the individual(s) signing in its name is(are) duly authorized to execute and deliver this Subscription Agreement on behalf of such entity, and the purchase of the Units by such entity will not violate any law or agreement by which it is bound.

(g) LIMITED PARTNERSHIP INTERESTS WILL BE RESTRICTED SECURITIES. The Purchaser understands that the Units will be "restricted securities" as that term is defined in Rule 144 under the Act and in accordance with the Partnership Agreement and, accordingly, that the Units may not be sold unless an exemption is available. The Purchaser understands that the Company is under no obligation to register Units under the Act, to qualify Units under any federal or state securities law, or to comply with Regulation A or any other exemption under the Act or any other law, and has no intention to do so.

(h) SUCCESSORS. The representations, warranties and agreements contained in this Subscription Agreement shall be binding on the Purchaser's successors, assigns, heirs and legal representatives and shall inure to the benefit of the respective successors and assigns of the Company and its directors and officers. If the Purchaser is more than one person, the obligations of all of them shall be joint and several, and the representations and warranties contained herein shall be deemed to be made by, and to be binding upon, each such person and his heirs, executors, administrators, successors, and assigns.

(i) INDEMNIFICATION. The Purchaser shall indemnify and defend the Company and its General Partners and Managing Limited Partners from and against any and all liability, damage, cost, or expense (including attorneys' fees) arising out of or in connection with:

   (i) Any inaccuracy in, or breach of, any of the Purchaser's declarations, representations, warranties or covenants set forth in this document or any other document or writing delivered to the Company;

   (ii) Any disposition by the Purchaser of any Units in violation of this Agreement, the Articles or the Partnership Agreement, or any applicable law; or

   (iii) Any action, suit, proceeding or arbitration, whether threatened, pending or actual, alleging any of the foregoing.

7. FORM OF OWNERSHIP. Please indicate the form in which you will hold title to your Units. Please consider this election carefully. Once your subscription is accepted, a change in the form of title constitutes a transfer of the Units and will therefore be restricted by the terms of the Partnership Agreement and the Act. Purchaser should seek the advice of an attorney in deciding in which of the forms to take ownership of the Units as different forms of ownership can have substantially varying gift tax, estate tax, income tax and other consequences.

( ) INDIVIDUAL OWNERSHIP (one signature required).

( ) COMMUNITY PROPERTY (one signature required if Units held in one name, i.e., managing spouse; two signatures required if Units held in both names).

( ) JOINT TENANTS WITH RIGHT TO SURVIVORSHIP (not as tenants in common)(both or all parties must sign).

( ) TENANTS IN COMMON (both or all parties must sign).

( ) GENERAL PARTNERSHIP (fill out all documents in the name of the partnership by a partner authorized to sign)

( ) LIMITED PARTNERSHIP (fill out all documents in the name of the limited partnership by a general partner authorized to sign, and include a copy of the Certificate of Limited Partnership – LP1).

( ) LIMITED PARTNERSHIP (fill out all documents in the name of the limited liability company by the General Partner authorized to sign, and include a copy of the Articles of Organization – LLC-1.)

( ) CORPORATION (fill out all documents in the name of the corporation, by the President and Secretary, and include a certified corporate resolution authorizing the signature).

( ) TRUST (fill out all documents in the name of the trust, by the trustee, and include a copy of the instrument creating the trust and any other documents necessary to show that the investment by the trustee is authorized). The date of the trust must appear on the notarial where indicated.

( ) IRA or KEOGH plan (fill out all documents in the name of the IRA or Keogh plan, by the

beneficiary). The documents must also be executed by the custodian of the plan.

Please print in the space below the EXACT name the Purchaser desires on the account and the address and email for any correspondence and notices.

____
Exact Name(s)

____
Street Address

____
City, State, and Zip Code

____
E-mail address

____
Telephone Number

8. IDENTIFYING INFORMATION.

<u>**Individual**</u> **purchaser(s):**

Name of **Purchaser**: ______________________________________

Social Security No.: __________ - _____ - __________

Date of Birth: _____/_____/______

Name of **Co-Purchaser**: ______________________________________

Social Security No.: __________ - _____ - __________

Date of Birth: _____/_____/______

Name of **Co-Purchaser**: ______________________________________

Social Security No.: __________ - _____ - __________

Date of Birth: _____/_____/______

Name of **Co-Purchaser**: ______________________________________

Social Security No.: __________ - _____ - __________

Date of Birth: _____/_____/______

Family Trust purchaser:

Exact name of Family Trust: ____

____

Federal Tax Identification No. ____

Address(including City, State, and Zip)____

____

Corporate purchaser:

Name of Corporation: ____

Federal Tax Identification No.____

State and date of incorporation ____

Partnership or other business entity purchaser:

Name of Partnership or other business entity: ____

____

Federal Tax Identification No. ____

State and date of organization ____

For corporation, business trust, investment company, partnership or other business entity:

Fiscal year end:____

Principal place of business ____

Phone number of business ____

What is the entity's net worth, on a consolidated basis, according to its most recent audited financial statement? ____

Company Pension or Profit Sharing Plan purchaser:

Exact Name of the Plan: ____

____

Name(s) of the Trustee(s): ____

____

Trustee's State Residency: ____

Federal Tax Identification No. ____

State and date of organization ____

Describe and set forth the value of the assets of the Plan or Trust: ____

____

Please identify the person(s) with **investment control over the Plan or Trust** assets and that person's state of residence.

____

____

Please identify the person(s) responsible for the **ministerial duties of administering** the Plan or Trust (the Trustee) and that person's state of residence.

____

____

[Signature Page to Subscription Agreement]

FOR GOOD AND VALID CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, the Purchaser, intending to be legally bound, has executed this Subscription Agreement this ___________ day of _________________________, 20________.

BY PURCHASING LIMITED PARTNERSHIP INTERESTS AND EXECUTING THIS SUBSCRIPTION AGREEMENT, EACH PURCHASER HEREBY AGREES, UPON ACCEPTANCE BY THE COMPANY, TO BE LEGALLY BOUND BY THE TERMS OF THE PARTNERSHIP AGREEMENT.

____

Name of Entity (if applicable)(printed or typed)

______________________________	______________________________
Purchaser Signature	Co-Purchaser Signature
______________________________	______________________________
Name and title (if applicable) of person signing signing	Name and title (if applicable) of person
______________________________	______________________________
Co-Purchaser Signature	Co-Purchaser Signature
______________________________	______________________________
Name and title (if applicable) of person signing signing	Name and title (if applicable) of person

ACCEPTANCE: (NOT VALID UNTIL ACCEPTED BY COMPANY)

The Company has accepted this Subscription Agreement as of this ___day of _______________, 20___, by the signature of a duly authorized representative of the Managing Limited Partners of the Company.

By:___________________________

Robert F. Flynn
Managing Member of
Spectrum Capital, LLC
General Partner

ACH Authorization Form

This form MUST be accompanied by a Printed Voided Check or Bank Letter

I (we) hereby authorize Spectrum Opportunity Fund, LP (the "**Company**") to initiate entries to my (our) accounts listed below at the financial institution listed below (the "**Institution**"), and, if necessary, initiate adjustments for any transactions credited/debited in error. This authority will remain in effect until the Company is notified by the undersigned in writing to cancel it in such time as to afford the Company and the Institution a reasonable opportunity to act on it.

Date:____________________________

Account Name:____
Account Owner:____
Address of Account Owner:____
____
Phone Number of Account Owner:____________________________________
Email Address of Account Owner:____________________________________

Signature of Account Owner:

____

Print Name:____
Capacity:____

Name of Financial Institution:__________________________
Address of Financial Institution (Branch, City, State, Zip Code):
____
____
____
____

Financial Institution Routing Number:_______________________________
Account Number:____

THE LAW OFFICE OF



JILLIAN SIDOTI

38730 Sky Canyon Drive

Suite A

Murrieta, CA 92596

(323) 799-1342
(951) 224-6675

www.jilliansidoti.com

June 13, 2013

REIA Investments, LLC
18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258

Re: Offering Statement on Form 1-A of $5,000,000 in Units.

To whom it may concern:

We have acted as counsel to REIA Investments, LLC., a Nevada limited liability company (the "Company"), in connection with an Offering Statement on Form 1-A (the "Offering Statement") that the Company filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). The Offering Statement relates to the offering and sale from time to time of up to $5,000,000 of the Company's Units (the "Units"). The Units, when sold, be legally issued, fully paid and non-assessable.

The Units are to be issued by the Company's Officers, as filed as an Exhibit to the Offering Statement (as supplemented, from time to time, the "Unit" or "Units").

In connection herewith, we have examined: (a) the Offering Statement, including the exhibits thereto (collectively, the "Offering Documents"); (b) the Company's Articles of Organization issued by the State of Nevada's Secretary of State; and (c) the Company's Operating Agreement.

We have also examined originals or copies, certified or otherwise identified to our satisfaction of such other corporate records, agreements and instruments of the Company, certificates of public officials and officers of the Company, and such other documents, records and instruments, and we have made such legal and factual inquiries, as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. In our examination of the Offering Documents and the foregoing, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied without independent investigation as to matters of fact upon statements of governmental officials and upon representations made in or pursuant to the Offering Documents and certificates and statements of appropriate representatives of the Company.

In connection herewith, we have assumed that, other than with respect to the Company, all of the Offering Documents referred to in this opinion letter have been duly authorized by, have been duly executed and delivered by, and constitute the valid, binding and enforceable obligations of, all of the parties to such Offering Documents, all of the signatories to such Offering Documents have been duly authorized, and all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform such Offering Documents.

Based on the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations, and exceptions set forth herein, we are of the opinion that, when the Offering Statement, as it may be amended, has become effective under the Securities Act (the "Qualification Date" or "Effective Date") and any applicable state securities or Blue Sky laws have been complied with, the Units to be issued pursuant to the Offering Documents will be duly authorized for issuance, and upon the issuance and delivery of the Units and the receipt by the Company of all consideration therefor in accordance with the terms of the Offering Documents, the Units will be legal, valid and binding obligations of the Company in accordance with their terms and will be entitled to the benefits of the Units.

In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinions set forth herein are further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions:

(A) Our opinions contained herein may be limited by (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, (ii) general principles of equity (regardless of whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing.

We do not render any opinions except as set forth above. This opinion letter is being delivered by us solely for your benefit in accordance with the requirements of Form 1-A. By your acceptance of this opinion letter, you agree that it may not be relied upon, circulated, quoted or otherwise referred to by any other person or for any other purpose without our prior written consent in each instance.

We hereby consent to the filing of this opinion as an Exhibit to the Offering Statement and to the reference to us under the caption "Legal Matters" in the Offering Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,

/s/ Jillian Ivey Sidoti
Attorney at Law

Conditions of Acceptance of Escrow Between Escrow Agent & Issuer Escrow Agency Agreement Escrow #______________ ("Escrow Account)

XXXXXXXXX, a XXX commercial bank ("Escrow Agent") is in receipt of an IMPOUND OF FUNDS AGREEMENT ("Agreement") dated __________, 2013, by and between Escrow Agent, and XXXXXXX, LLC, a XXXXXXX limited liability company ("Issuer").

Recitals

WHEREAS, Escrow Agent accepts the herein above-referenced Agreement under our Escrow #
("Escrow Account" or "Impound Account") and agrees to be Escrow Agent under said instructions; and

WHEREAS, Escrow Agent agrees to be bound by said instructions in the performance of its duties as Escrow Agent; provided however, the Escrow Agent shall have no obligations, liability or responsibility under any amendment to said instructions unless the same has been accepted by the Escrow Agent in writing; and

WHEREAS, Escrow Agent and Issuer wish to enter into this Escrow Agency Agreement ("Letter
Agreement") regarding the Agreement and the Escrow Account.

NOW, THEREFORE, for good and valuable consideration, Escrow Agent's acceptance of its responsibilities under the Letter Agreement and the Agreement, are further contingent upon the following conditions.

AGREEMENT:

1. Escrow Agent reserves the right to require the parties to deliver written approval, satisfaction or waiver of all conditions precedent to (A) any release of impound funds ("Impound Funds") and/or (B) close of the Escrow Account.

2. Subscription funds shall be placed into an interest bearing, Business Money Market Statement Savings Impound Account. The Issuer shall be entitled to any interest earned on said funds and shall supply a fully executed IRS Form W-9 in order to open said Impound Account as part of the Escrow Account.

3. Issuer hereby authorizes and instructs Escrow Agent to deduct Escrow Account fees and charges (including reasonable attorney's fees if applicable) as they become due from

the interest earnings or principal on deposit, and / or paid directly by Issuer provided they are in accordance with Escrow Agent's Schedule of Fees & Charges and also, if necessary, Escrow Agent's banker's lien on such Subscription funds as permitted by law.

4. Issuer is aware and understands that in the event of a default under the terms of said Agreement, Owner has the right to draw upon said Impound Funds deposited herein without further written instructions from Issuer.

5. Issuer is aware and understands that disbursements are limited by the Issuer's Operating Agreement, and no third party instruction will be accepted by Escrow Agent. The only exception to the Issuer's instructions would be pursuant to a Court order and / or pursuant to the Escrow Agent filing an interpleader, at Issuer's expense, in order for Escrow Agent to determine the ownership of the Subscription funds remaining in the Escrow Account.

6. Escrow Agent will not have any liability to Issuer for claims, losses, liabilities or damages suffered or incurred by Issuer as a result of or in connection with this Letter Agreement, except to the extent such losses, liabilities and damages directly result from the Escrow Agent's gross negligence or willful misconduct.

7. In no event shall the Escrow Agent have any liability to the Issuer or any third party for any consequential, special, punitive or indirect loss or damage whether or not any claim for such damages is based on tort or contract or Escrow Agent knew or should have known the likelihood of such damages in any circumstances.

8. Issuer agrees to indemnify Escrow Agent for, and agrees to hold Escrow Agent harmless from, any and all losses, liabilities, cost, damages, and expenses, including reasonable attorneys' fees which Escrow Agent may suffer or incur by reason of any action, claim, or proceedings brought or threatened against Escrow Agent arising out of or relating to the Agreement or this Letter Agreement unless such action, claim, or proceeding is the result of Escrow Agent's willful misconduct or gross negligence.

9. As to the matters specifically the subject of this Letter Agreement, in the event of any conflict between this Letter Agreement and any other agreement between the Escrow Agent and Issuer, the terms of this Letter Agreement shall control.

10. Any provision of this Letter Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the party assert to be bound thereby, and then such amendment or waiver shall be effective only in the specific instance and specific purpose for which given.

11. This Letter Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties.

12. This Letter Agreement may be amended or modified only in writing signed by all parties hereto.

13. If any provision of this Letter Agreement for any reason is held to be invalid, illegal or unenforceable in any respect, that provision shall not affect the validity, legality or enforceability of any other provision in this Letter Agreement.

14. This Letter Agreement shall be governed by, and construed in accordance with the internal laws of the State of XXXX, without regard to principles of conflicts of law. Issuer hereby submits to the exclusive jurisdiction of the state and federal courts located in the County of XXXX, State of XXX.

15. The Agreement described above is hereby incorporated by this reference into this Letter Agreement as though actually a part hereof.

16. Each of the parties has received a copy of this Letter Agreement placed on deposit with you and confirms by signature herein that it is a true and complete copy of the Agreement entered into by the parties.

17. The duties and responsibility of the Escrow Agent hereunder commences only upon receipt of copies of this Letter Agreement signed by Issuer along with the fully executed Agreement.

18. The parties do hereby acknowledge receipt and agreement with the conditions of acceptance of this Letter Agreement as set forth above.

IN WITNESS WHEREOF, the parties have executed this Letter Agreement as of _______________, by their authorized representatives.

ISSUER: ***ESCROW AGENT:***

IMPOUND OF FUNDS AGREEMENT

This Impound Fund Agreement ("Agreement"), dated , 20 , by and between XXXXXXXXXX (hereinafter referred to as "Issuer") and XXXXX, a XXXXXXXX commercial bank (hereinafter referred to as the "Depository"). The Depository is located at XXXXXXXXXXXXXX.

Recitals

WHEREAS, the Issuer warrants that it has applied for authority from the Department of Corporations of the State of XXXXXX (the "Administrator") to sell certain securities and the Issuer intends that, if it is unable to sell securities in the sum of One Million Dollars ($1,000,000) by the day of , 20 , then the offering shall be terminated and the proceeds paid in by each of the subscribers ("Subscribers") shall be returned to them pursuant to this Agreement; and

WHEREAS, the Depository is willing to act as the depository financial institution hereunder.

NOW, THEREFORE, in consideration of the mutual covenants and of other good and valuable consideration, the parties agree as follows.

AGREEMENT:

1. The Issuer shall deposit all monies received from the sale of securities in a special impound account in the depository to be designated the "XXXXXXXXX Impound Account" (the "Impound Account"). The Issuer and its agents shall cause all checks received by it for the payment of securities to be made payable to the Depository impound Account. The Issuer agrees to include with the deposits made in the Impound Account a copy of each Subscription Agreement ("Subscription Agreement"), which shall include the name, address and social security or other tax identification number of each Subscriber and the date and amount of each Subscription. All funds so deposited shall be held in escrow by the Depository, and shall not be subject to judgment or creditor's claims against the Issuer unless and until released to said Issuer in accordance with this Agreement.
2. Unless the Administrator directs to the contrary, the funds deposited in the Impound Account may be invested as directed by the Issuer in bank certificates of deposit, United States government obligations or placed in an interest bearing savings account.
3. Deposits in the form of checks which fail to clear the bank upon which they are drawn, together with the related Subscription Agreement, shall be returned by the Depository to the Subscriber. A copy thereof shall be sent to the Issuer.
4. If the funds deposited in the Impound Account amount to or exceed One Million Dollars ($1,000,000) ("The Minimum Subscription"), the Issuer shall request the Depository to confirm the aggregate amount of deposit, the names of all Subscribers and the amount deposited by each. The Issuer shall forward the Depository confirmation to the Administrator. The Depository shall continue to hold such funds and all other funds thereafter deposited with it hereunder until it has received a direction in writing from the Administrator instructing the Depository as to the disposition of the funds.
5. Upon receipt by the Depository of written notification signed by the Issuer advising that it was unable to sell The Minimum Subscription within the specific offering period, the funds deposited in the Impound Account shall be returned by the Depository to the Subscribers according to the amount each contributed. Total interest, less interest used to satisfy Depository costs and fees, will be divided and returned to Subscribers based upon the investment.

6. If, at any time prior to the disbursement of funds by the Depository as provided in Paragraph 4 or
5 of this Agreement, the Depository is advised by the Administrator that the registration to sell securities of the Issuer has been suspended or revoked, that any condition of its registration permit has not been met or that any provision of the California securities laws have not be complied with, then the Administrator may direct the Depository not to disburse the proceeds until further notice by the Administrator.
7. This Agreement shall terminate upon the disbursement of funds pursuant to Paragraphs 4 or 5; provided however, the Issuer may abandon the public offering. Upon the receipt of a letter from the
Issuer stating that the offering has been abandoned, copy to the Administrator, the Depository is authorized to return the monies received hereunder to the subscribers according to the amount each
Subscriber contributed with interest, less interest used to satisfy Depository costs and fees, and this
Agreement shall terminate upon said distribution.
8. The sole duty of the Depository other than as herein specified, shall be to establish and maintain the Impound Account and receive and hold the funds deposited by the Issuer pursuant to all applicable banking laws and regulations of the State of California.
9. The Issuer acknowledges that the Depository is performing the limited function of Depository and that this fact in no way means the Depository has passed in any way upon the merits or qualifications of, or has recommended, or given approval to, any person, security or transaction. A statement to this effect shall be included in the offering circular.
10. The Administrator may, at any time, inspect the records of the depository, insofar as they relate to this Agreement, for the purpose of making any determination hereunder or effecting compliance with and conformance to the provisions of this Agreement.
11. The terms and conditions of this Agreement shall be binding on the heirs, executors and assigns, creditors or transferees, or successors in interest, whether by operation of law or otherwise, of the parties hereto. If, for any reason, the Depository named herein should be unable or unwilling to continue as such depository, then the Issuer may substitute, with the consent of the Administrator, another person to serve as Depository.
12. Depository may modify the terms and conditions applicable to either this Agreement or fees for such
Impound Account from time to time upon mailing or delivering a notice of the modifications or change in fees to you at the address shown on our account records or electronic message. These modified terms and conditions shall be effective at the earliest date allowed by applicable law.
13. Depository shall not be deemed to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by us. No delay or omission on our part in exercising any rights or remedies shall operate as a waiver of such rights or remedies or any other rights or remedies under this Agreement. A waiver on any one occasion shall not be construed as a bar or waiver of any rights or remedies on future occasions.
14. Nothing herein contained shall be deemed or construed to create a partnership or joint venture between the parties. Depository's duties and responsibilities shall be rendered by us as an independent contractor and not as your agent.
15. Issuer agrees to indemnify Depository against any loss, liability or expense (including reasonable attorneys' fees and expenses) resulting from any claim of any person that Depository is responsible for, any act of omission by Issuer or any other person described in this provision.
16. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of XXXXXXX without regard to conflict of law issues. To the extent that the terms of this Agreement conflict with applicable state or federal law, such state or federal law shall

replace such conflicting terms only to the extent required by law. Unless expressly stated otherwise, all other terms of this Agreement shall remain in full force and effect.
17. Unless otherwise prohibited by applicable law, the parties expressly agree that any legal proceeding, any action, Dispute, financial claim, or controversy of any kind (e.g., whether in contract or in tort, statuary or common law, legal or equitable) now existing or hereafter arising between the parties in any way arising out of, pertaining to or in connection with this Agreement shall be resolved by binding arbitration in accordance with the Commercial Arbitration Rules and Supplemental Procedures for Financial Disputes of the American Arbitration Association ("AAA"). The foregoing matters shall be referred to as a "Dispute." Any of the parties hereto may, by summary proceedings (e.g., a plea in abatement or motion to stay further proceedings), bring an action in court to compel arbitration of any Dispute. Any such arbitration shall proceed exclusively in XXXXX, and shall be governed by the substantive laws of the State of XXXXXX. The decision of the arbitrator shall be final and binding upon all parties and judgment upon the award may be entered in any court having jurisdiction thereof by any party. Any arbitrator chosen to preside over the Dispute must be a member of the California State Bar either actively engaged in the practice of law or a retired member of the XXXXX State or federal judiciary, and, unless otherwise agreed in writing, must have expertise in the process of deciding Disputes in the Impound Account and/or internet banking services context.

18. THE FOREGOING SHALL CONSTITUTE THE BANK'S ENTIRE LIABILITY AND YOUR EXCLUSIVE REMEDY. IN NO EVENT SHALL THE DEPOSITORY BE LIABLE FOR ANY DIRECT, INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL, OR EXEMPLARY DAMAGES, INCLUDING LOST PROFITS (EVEN IF ADVISED OF THE POSSIBILITY THEREOF) ARISING IN ANY WAY OUT OF THE USE, OR MAINTENANCE OF THE IMPOUND ACCOUNT.

19. THE PARTIES UNDER THIS AGREEMENT AND SERVICE(S) PROVIDED, UNDERSTAND
THAT THEY ARE EACH WAIVING THEIR RIGHT TO A JURY TRIAL, OR A TRIAL BEFORE A JUDGE IN A PUBLIC COURT.

IN WITNESS WHEREOF, the parties have executed this Agreement the day of , 20

ISSUER: XXXXXXXX, LLC, a XXXXX limited liability company

By:
XXXXX (Manager)

DEPOSITORY: XXXXXXXX, a XXXXX commercial bank

By

Title:

ACKNOWLEDGED: Administrator

By:

Title:

Certificate of Preferred Units
REIA INVESTMENTS, LLC
Limited Liability Company

A LIMITED LIABILITY COMPANY
ORGANIZED UNDER THE LAWS OF
THE STATE OF NEVADA

Certificate Number: **Xxx** Membership Units: **XXXXX**

THIS CERTIFIES THAT ________________________ is the owner of

XXXXXXXXXXXXXX (XXXXXXXXXXXX) CLASS ________ PREFERRED UNITS

Of REIA INVESTMENTS, LLC a Nevada limited liability company.

Changes in the actual Preferred Units held by the Members are reflected in the Certificate Register of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by its Manager as of this [00] day of [Month] [2013];

____

Thomas Hennigan, Managing Member of
REIA INVESTMENTS MANAGEMENT, LLC
MANAGER

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Antonio, State of Texas on November 25, 2013.

REIA Investments, LLC

By Thomas Hennigan, Managing Member of the Managing Member (Chief Executive, Financial, and Accounting Officer)


____